FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, May 26, 2005, Encore Credit Receivables Trust 2005-2, Asset Backed Notes, Series 2005-2

333-118926

Name of Person Filing the Document
(If Other than the Registrant)

05056446

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: May 26, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction
Private 144A Placement

Marketing Materials

$203,489,000
(Approximate)

CWABS ASSET-BACKED NOTES TRUST 2005-SD1
Asset-Backed Notes, Series 2005-SD1
Issuer

CWABS, Inc.
Depositor

Countrywide Home Loans Servicing LP
Servicer

The attached tables and other statistical analyses (the "Marketing Materials") are privileged and confidential and are intended for use by the addressee only. These Marketing Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any affiliate thereof makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final private offering documents. The information herein is being provided on a confidential basis to a limited number of institutional investors for informational use solely in connection with the consideration of the purchase of the related securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be distributed nor any of its contents disclosed to anyone other than the prospective investors to whom it is submitted.

An investor or potential investor in the Notes (an each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in the United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Marketing Materials that may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Marketing Materials in any particular context, or as to whether the Marketing Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Marketing Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Marketing Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Marketing Materials. Furthermore, unless otherwise provided, the Marketing Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Marketing Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Marketing Materials. The principal amount and designation of any security described in the Marketing Materials are subject to change prior to issuance.

The offering will be made in reliance upon an exemption from registration under the Securities Act of 1933, as amended, for an offer and sale of securities which does not involve a public offering. Accordingly, in making its purchase, each purchaser of the securities will be deemed to have made certain acknowledgments, representations and agreements relating to the private nature of such purchase and the transfer restrictions applicable to such securities. The final private offering documents relating to the securities discussed in this communication will not be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Prospective purchasers are referred to the final private offering documents relating to the securities discussed in this communication for definitive Marketing Materials on any matter discussed in this communication. Final private offering documents may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities, and especially securities backed by mortgages such as those in this pool, may not be appropriate for all investors. Potential investors must be willing to assume, among other things, losses, market price volatility, prepayments, yield curve and interest rate risk, and lack of liquidity from unregistered securities. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: May 19, 2005*

$203,489,000 (Approximate)
Asset-Backed Notes, Series 2005-SD1

Class (1)	Principal Amount($) (2)	WAL Call/Mat (3)	Payment Window (Mos) Call/Mat (3)	Expected Ratings (S&P/Fitch/Moodys)	Last Scheduled Distribution Date	Note Type
A-1-A	$90,266,000	1.00 / 1.00	1-27 / 1-27	AAA/AAA/Aaa	May 2025	Floating Rate Super Senior
A-1-B	$19,050,000	2.63 / 2.63	27-36 / 27-36	AAA/AAA/Aaa	May 2028	Floating Rate Super Senior
A-1-C	$41,754,000	5.98 / 6.80	36-96 / 36-211	AAA/AAA/Aaa	March 2035	Floating Rate Super Senior
A-2	$16,786,000	2.58 / 2.81	1-96 / 1-211	AAA/AAA/NA	March 2035	Floating Rate Senior Mezzanine
M-1	$17,765,000	5.33 / 5.89	39-96 / 39-177	AA+/AA/NA	January 2035	Floating Rate Mezzanine
M-2	$9,496,000	5.30 / 5.78	38-96 / 38-156	AA-/A/NA	October 2034	Fixed Rate Mezzanine
M-3	$6,943,000	5.28 / 5.59	37-96 / 37-135	A-/BBB/NA	July 2034	Fixed Rate Mezzanine
B-1	$1,429,000	5.28 / 5.35	37-96 / 37-105	BBB+/BBB-/NA	August 2033	Fixed Rate Subordinate
C	N/A			Not Offered		
P	N/A			Not Offered		
R	N/A			Not Offered		
G	N/A			Not Offered		
Total:	**$203,489,000**					

(1) The margins on the Class A-1-A, Class A-1-B, Class A-1-C and Class A-2 Notes double, the margin on the Class M-1 Notes is equal to 1.5x the related margin and the coupon on the Class M-2, Class M-3 and Class B-1 Notes will increase by 0.50% after the first possible Clean-up Call date.
(2) Subject to a permitted variance of +/- 10%. Sizes and credit enhancement levels are subject to rating agency approval based on final collateral.
(3) See "Pricing Prepayment Speed" below.
(4) Rating Agency Contacts: Standard & Poor's, Mona Solarz, (212) 438-2668; Fitch, Michele Patterson, (212) 908-0779; Moody's Rachel Peng (212) 553-3831.

Trust: Asset-Backed Notes, Series 2005-SD1.

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Seller: Countrywide Home Loans, Inc.

Servicer: Countrywide Home Loans Servicing LP.

Initial Purchaser: Countrywide Securities Corporation.

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Owner Trustee: Wilmington Trust Company.

Offered Notes: The (i) Class A-1-A, Class A-1-B, Class A-1-C (collectively, the "***Class A-1 Notes***") and Class A-2 Notes (together collectively, the "***Senior Notes***") and (ii) Class M-1, Class M-2, Class M-3 and Class B-1 Notes (collectively, the "***Subordinate Notes***"). The Senior Notes and the Subordinate Notes are collectively referred to herein as the "***Offered Notes.***"

Non-Offered Notes: The "***Non-Offered Notes***" consist of the Class C, Class P and Class G Notes and Class R Certificates.

Floating Rate Notes: The "***Floating Rate Notes***" will consist of the Senior Notes and the Class M-1 Notes.

Fixed Rate Notes: The "***Fixed Rate Notes***" will consist of the Class M-2, Class M-3 and Class B-1 Notes.

Federal Tax Status: It is anticipated that one or more REMIC elections will be made and that the Offered Notes will represent indebtedness to a noteholder for tax purposes.

Registration:	The Offered Notes will be available in book-entry form through DTC in the United States and may be available through the Clearstream, Luxembourg and the Euroclear System in Europe.
Private Placement:	The Offered Notes have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or registered under any state securities or "blue sky" legislation. The Offered Notes will be offered and sold in reliance on the exemption provided by Rule 144A under the Securities Act.
Restrictions on Transfer:	The Offered Notes are being offered to, and may only be sold or transferred to, "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act. Each purchaser of Offered Notes will be deemed to have represented that it is a Qualified Institutional Buyer.
Advances:	The Servicer will advance scheduled principal and interest (as described in the related mortgage note, or any modifications thereto), but only to the extent that the Servicer believes such advances to be recoverable from liquidation proceeds. Such advances will not be made with respect to arrearages that have accrued as of the Cut-off Date.
Arrearages:	As of the Cut-off Date, it is expected that approximately 36.90% of the Mortgage Loans had amounts, in the aggregate, equal to approximately $1,736,316, which are due and owing the Seller as of the Cut-off Date (such amounts, ***"Arrearages"***). The Arrearages will be the property of the Trust and that portion of payments received on the Mortgage Loans allocable to such Arrearages will be paid to the Class G Noteholders from the distribution account. In the event that a Mortgage Loan goes into default and is liquidated (a ***"Liquidated Mortgage Loan"***), liquidation proceeds will be allocated (i) first, to the Servicer in respect of unpaid advances on the Liquidated Mortgage Loan made after the Cut-off Date, (ii) second, from any remaining liquidation proceeds, to the Trust for the benefit of the Offered Notes in respect of the unpaid principal balance of the Liquidated Mortgage Loan and (iii) last, from any remaining liquidation proceeds, to the Class G Noteholders in respect of unpaid Arrearages on the Liquidated Mortgage Loan.
Cut-off Date:	May 1, 2005.
Expected Closing Date:	May 31, 2005.
Expected Settlement Date:	May 31, 2005.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in June 2005.
Accrued Interest:	The price to be paid by investors for the Floating Rate Notes will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Notes will include interest up to, but not including, the Closing Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Notes and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Fixed Rate Notes and any Payment Date, the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis).
ERISA Eligibility:	The Offered Notes are expected to be ERISA eligible.
SMMEA Eligibility:	The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Notes were priced based on a collateral prepayment assumption of 24% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $[204,204,421] of which: (i) approximately $[119,174,660] were adjustable rate Mortgage Loans, of which approximately $[5,293,376] were adjustable rate, negative amortization mortgage loans and approximately $[104,433,087] were hybrid adjustable rate Mortgage Loans, the ***"Adjustable Rate Mortgage Loans"***, (ii) approximately $[85,029,761] were fixed rate Mortgage Loans, of which approximately $[6,725,853] were fixed rate second lien Mortgage Loans, the ***"Fixed Rate Mortgage Loans"***. The Fixed Rate Mortgage Loans, together with the Adjustable Rate Mortgage Loans, will constitute the ***"Mortgage Loans."***

Approximately [0.06]% of the Mortgage Loans are "Contracts for Deed". Record title to the Contracts for Deed will be held by [CW Property Trust] ("CWPT"), a subsidiary of the Seller organized as a statutory trust under the laws of the state of Delaware. The Seller will cause CWPT to create a class of certificates of beneficial interest (the "Special Interest Certificate") that will evidence beneficial ownership of the Contracts for Deed and related property to be issued to the Trustee. The Special Interest Certificate will entitle the Trustee as holder to receive all payments and other cash proceeds in respect of the Contracts for Deed. The Special Interest Certificate will be included in the trust.

Approximately [87.89]% of the Mortgage Loans were identified at the time of purchase as having certain defects, described in the table below:

Description of Defect*	Percentage of Total Defects
Current or Prior Delinquency	10.71%
Program Violation – Combination	18.18%
Bankruptcy	3.89%
Missing or Incomplete Docs	5.27%
Original Appraisal Not Supported	6.04%
Program Violation - Debt Ratio	9.05%
Program Violation - Credit Score	11.17%
Program Violation - Income / Assets	14.81%
Program Violation – LTV	4.14%
Other	16.73%

**Some of the Mortgage Loans may have more than one defect.*

See the attached collateral descriptions for additional information with respect to the pool of Mortgage Loans. It is expected that certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date.

Performing Mortgage Loans: A ***"Performing Mortgage Loan"*** is a Mortgage Loan pursuant to which no payment due under the related mortgage note (or any modification thereto) prior to the Cut-off Date, is 30 or more days delinquent, as of the Cut-off Date.

Sub-Performing Mortgage Loans:

A ***"Sub-Performing Mortgage Loan"*** is a Mortgage Loan pursuant to which a payment due prior to the cut-off date under the terms of the related mortgage note (or any modification thereto), is at least 30 but no more than 89 days delinquent, as of the Cut-off Date, with respect to certain contractually obligated payments but which also satisfies at least one of the following criteria (such criteria, the ***"Performance Test"***):

(a) the mortgagor has made at least three aggregate scheduled monthly payments in the three months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history prior to February 1, 2005);
(b) the mortgagor has made at least four aggregate scheduled monthly payments in the four months preceding the Cut-off Date (regardless of the either the timing of receipt of such payments or the payment history prior to January 1, 2005); or
(c) the mortgagor has made at least five aggregate scheduled monthly payments in the five months preceding the Cut-off Date (regardless of the either the timing of receipt of such payments or the payment history prior to December 1, 2004).

Re-Performing Mortgage Loans:

A ***"Re-Performing Mortgage Loan"*** is a Mortgage Loan which had defaulted in the past and which is currently at least 90 days delinquent, as of the Cut-off Date, with respect to certain contractually obligated payments but which also satisfies the Performance Test.

Note Rate:

The Note Rate for each class of Floating Rate Notes will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the related Net Rate Cap, and (c) the Maximum Rate.

The Note Rate on each class of Fixed Rate Notes will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate:

The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan (as reflected in the related mortgage note, or any modification thereto which may be made from time to time) less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) the related Mortgage Insurance Premium rate, if applicable (such sum, the ***"Expense Fee Rate"***).

Maximum Rate:

The "***Maximum Rate***" is 13.50%.

Net Rate Cap:

The ***"Net Rate Cap"*** is generally, subject to certain exceptions described in the offering memorandum, equal to the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, and in the case of Floating Rate Notes, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover:

For any class of Offered Notes on any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon at the Note Rate (without giving effect to the related Net Rate Cap, and in the case of the Floating Rate Notes, up to the Maximum Rate) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Note Rate (without giving effect to the related Net Rate Cap, and in the case of the Floating Rate Notes, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from Excess Cashflow remaining as described under the heading "Notes Priority of Distributions" below.

Corridor Contract:

The Trust is expected to include a one-month LIBOR corridor contract (the "*Corridor Contract*") for the benefit of the Floating Rate Notes. After the Closing Date, the notional amount of the Corridor Contract will equal the lesser of (i) of the combined balance of the Class A-1, Class A-2 and Class M-1 Notes and (ii) the balance on the related schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Floating Rate Notes. Payments received on the Corridor Contract with respect to a Distribution Date will be available to pay the holders of the Floating Rate Notes any Net Rate Carryover on such Distribution Date, pro rata, first based on note principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the Seller and will not be available for payments on the Floating Rate Notes thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Notes, as the case may be:

Class	S&P/ Fitch/Moodys	Total Credit Enhancement (Before Stepdown Date) (1)(2)	Total Credit Enhancement (After Stepdown Date) (2)
A-1	AAA/AAA/Aaa	28.07%	56.14%
A-2	AAA/AAA/NA	19.85%	39.70%
M-1	AA+/AA/NA	11.15%	22.30%
M-2	AA-/A/NA	6.50%	13.00%
M-3	A-/BBB/NA	3.10%	6.20%
B-1	BBB+/BBB-/NA	2.40%	4.80%

(1) Total Credit Enhancement includes Target Overcollateralization. Sizes and credit enhancement are subject to rating agency approval based on final collateral.

(2) Does not include any credit for Mortgage Insurance or Excess Interest

1. Subordination. The Class B-1 Notes will be subordinate to, and provide additional credit support for, the Class A-1, Class A-2, Class M-1, Class M-2 and Class M-3 Notes. The Class M-3 Notes will be subordinate to, and provide additional credit support for, the Class A-1, Class A-2, Class M-1 and Class M-2 Notes. The Class M-2 Notes will be subordinate to, and provide additional credit support for, the Class A-1, Class A-2 and Class M-1 Notes. The Class M-1 Notes will be subordinate to, and provide additional credit support for, the Class A-1 and Class A-2 Notes. The Class A-2 Notes will be subordinate to, and provide additional credit support for the Class A-1 Notes.

2. Overcollateralization. The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Notes relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Notes, resulting in overcollateralization (*"O/C"*). By paying down the principal balance of the Notes faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Notes is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event, the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

3. Excess Cashflow. *"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clause 1) and 2) as described under "Notes Priority of Distributions."

4. Mortgage Insurance Policies. As of the Cut-off Date, approximately [11.34]% of the Mortgage Loans are covered by a mortgage insurance policy issued by a private mortgage insurer (each such insurer, a ***"Mortgage Insurer"*** and each such loan, a ***"Covered Mortgage Loan"***). For each Covered Mortgage Loan, a Mortgage Insurer provides limited insurance coverage on a portion of the outstanding principal balance due under the note. Approximately [1.66]% of the Mortgage Loans require payment by the Servicer of a premium each month (such premium, a ***"Mortgage Insurance Premium"***). The weighted average coverage amount of Covered Mortgage Loans was approximately [24.65]% as of the Cut-off Date.

Overcollateralization Target:

The initial Overcollateralitzation will be approximately 0.350% and the required Overcollateralization Target will equal 2.40% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Overcollateralization Target***") and will remain at 2.40% through the Distribution Date prior to the Stepdown Date.

On or after the Stepdown Date, 4.80% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date (the ***"O/C Floor"***).

Provided, however, that if a Rolling Sixty-Day Delinquency Trigger Event or Cumulative Loss Trigger Event (a ***"Trigger Event"***) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Rolling Sixty-Day Delinquency Trigger Event:

With respect to the Notes and any Payment Date on or after the Stepdown Date, a ***"Rolling Sixty-Day Delinquency Trigger Event"*** exists if the the Rolling Sixty-Day Delinquency Percentage is greater than 38.00% of the Senior Enhancement Percentage.

The ***"Rolling Sixty-Day Delinquency Percentage"*** with respect to a Distribution Date is equal to the average, over the past three months of (x) the aggregate Stated Principal Balance for such Distribution Date of Mortgage Loans that were 60 or more days delinquent as of the close of business on the last day of the calendar month preceding such Distribution Date (including Mortgage Loans in foreclosure and REO Properties and those Mortgage Loans which were 60 or more days delinquent as of the Cut-off Date, if such Mortgage Loans are still 60 or more days delinquent) divided by (y) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date.

The ***"Senior Enhancement Percentage"*** with respect to a Distribution Date after the Stepdown Date is equal to the fraction, expressed as a percentage, equal to (x) the aggregate Note Principal Balance of the Subordinate Notes and the Overcollateralization Amount immediately prior to such Distribution Date, over (y) the aggregate Stated Principal Balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger Event:

With respect to the Notes and any Payment Date on or after the Stepdown Date, a ***"Cumulative Loss Trigger Event"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Distribution Date	Percentage
June 2008 – May 2009	3.25% with respect to June 2008, plus an additional 1/12th of 1.25% for each month thereafter until May 2009
June 2009 – May 2010................	4.50% with respect to June 2009, plus an additional 1/12th of 0.75% for each month thereafter until May 2010
June 2010 – May 2011................	5.25% with respect to June 2010, plus an additional 1/12th of 0.25% for each month thereafter until May 2011
June 2011 – and thereafter	5.50%

Stepdown Date:

The earlier to occur of:

(i) the later of (x) the Distribution Date in June 2008 or (y) the first Distribution Date on which the principal balance of the Senior Notes is less than or equal to approximately 60.30% of the principal balance of the Mortgage Loans for such Distribution Date; and
(ii) the Distribution Date on which the Note Principal Balance of Senior Notes are reduced to zero.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or O/C will be allocated to the Subordinate Notes and Class A-2 Notes in reverse order of their payment priority (first to the Class B-1 Notes, then to the Class M-3 Notes, then to the Class M-2 Notes, then to the Class M-1 Notes and last to the Class A-2 Notes), in each case, until the respective class principal balance of each class of each such class of Notes has been reduced to zero.

Notes Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest to pay first (a) current and unpaid interest pro rata to the Class A-1 and Class A-2 Notes, then (b) current interest sequentially to the Class M-1, Class M-2, Class M-3 and Class B-1 Notes;
2) Principal funds, to the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class B-1 Notes, each as described under "Principal Paydown" below;
3) Excess Cashflow as follows: as principal to the Notes to build O/C, as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay first (a) previously unreimbursed unpaid realized loss amounts to the Class A-2 Notes, then (b) previously unreimbursed unpaid interest and realized loss amounts sequentially to the Class M-1, Class M-2, Class M-3 and Class B-1 Notes;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Corridor Contract (as described below); and
6) To the Class C Notes, any remaining amounts.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contract to cover Net Rate Carryover for the Floating Rate Notes) shall generally be distributed to the Offered Notes on a pro rata basis, first based on note principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date, or if a Trigger Event is in effect on the related Distribution Date, 100% of principal will be paid sequentially, as follows: (i) pro rata to the Class A-1 and Class A-2 Notes, then (ii) sequentially, to the Class M-1, Class M-2, Class M-3 and Class B-1 Notes.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all Notes will be entitled to receive payments of principal in the following order of priority: first pro rata to the Class A-1 (as described below under "Class A-1 Principal Payments" below) and Class A-2 Notes such that the Class A-1 and Class A-2 Notes in the aggregate will have

39.70% Subordination, second to the Class M-1 Notes such that the Class M-1 Notes will have 22.30% Subordination, third to the Class M-2 Notes such that the Class M-2 Notes will have 13.00% Subordination, fourth to the Class M-3 Notes such that the Class M-3 Notes will have 6.20% Subordination and last to the Class B-1 Notes such that the Class B-1 Notes will have 4.80% Subordination.

Class A-1 Principal Payments: Principal paid on the Class A-1 Notes will be applied sequentially, to the Class A-1-A, Class A-1-B and Class A-1-C Notes, in that order, in each case until the principal balances thereof are reduced to zero.

Further Information: For further information, please contact any of the following Countrywide Securities Corporation representatives:

- Todd Sherer: (818) 225-4892
- Rob Graham: (818) 225-3187
- Ryan Hetherington: (818) 225-4748
- Michael Schloessmann: (818) 225-3230
- Brian Stack: (818) 225-3615
- Brandon Watts: (818) 225-4588
- Sangtip Chienpradap: (818) 225-4939

Discount Margin Tables, Available Funds Schedule, Velocity Table and Collateral Tables to Follow

CWABS 2005-SD1, Class A-1-A

Price-DM Sensitivity Report

Settlement:	05/31/05
Class Balance:	$90,266,000
Pass-Thru Margin (pre-step-up):	0.150%

To Call:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
DM at Par (bps)	15	15	15	15	15	15	15
WAL (yr)	2.39	1.35	1.21	1.00	0.79	0.66	0.57
MDUR (yr)	2.26	1.31	1.18	0.98	0.77	0.65	0.56
Prin Window	Jun05 - Nov10	Jun05 - Jun08	Jun05 - Feb08	Jun05 - Aug07	Jun05 - Feb07	Jun05 - Nov06	Jun05 - Aug06

To Maturity:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
DM at Par (bps)	15	15	15	15	15	15	15
WAL (yr)	2.39	1.35	1.21	1.00	0.79	0.66	0.57
MDUR (yr)	2.26	1.31	1.18	0.98	0.77	0.65	0.56
Prin Window	Jun05 - Nov10	Jun05 - Jun08	Jun05 - Feb08	Jun05 - Aug07	Jun05 - Feb07	Jun05 - Nov06	Jun05 - Aug06

CWABS 2005-SD1, Class A-1-B

Price-DM Sensitivity Report

Settlement:	05/31/05
Class Balance:	$19,050,000
Pass-Thru Margin (pre-step-up):	0.290%

To Call:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
DM at Par (bps)	29	29	29	29	29	29	29
WAL (yr)	6.65	3.77	3.37	2.63	2.05	1.71	1.45
MDUR (yr)	5.93	3.53	3.18	2.51	1.97	1.66	1.41
Prin Window	Nov10 - Aug13	Jun08 - Jan10	Feb08 - Aug09	Aug07 - May08	Feb07 - Sep07	Nov06 - May07	Aug06 - Jan07

To Maturity:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
DM at Par (bps)	29	29	29	29	29	29	29
WAL (yr)	6.65	3.77	3.37	2.63	2.05	1.71	1.45
MDUR (yr)	5.93	3.53	3.18	2.51	1.97	1.66	1.41
Prin Window	Nov10 - Aug13	Jun08 - Jan10	Feb08 - Aug09	Aug07 - May08	Feb07 - Sep07	Nov06 - May07	Aug06 - Jan07

CWABS 2005-SD1, Class A-1-C

Price-DM Sensitivity Report

Settlement:	05/31/05
Class Balance:	$41,754,000
Pass-Thru Margin (pre-step-up):	0.390%

To Call:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
DM at Par (bps)	39	39	39	39	39	39	39
WAL (yr)	13.43	8.06	7.24	5.98	4.39	3.28	2.37
MDUR (yr)	10.57	6.94	6.33	5.35	4.03	3.07	2.26
Prin Window	Aug13 - Sep22	Jan10 - Feb16	Aug09 - Jan15	May08 - May13	Sep07 - Aug11	May07 - Aug10	Jan07 - Oct09

To Maturity:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
DM at Par (bps)	41	42	42	43	43	44	42
WAL (yr)	14.53	9.07	8.19	6.80	5.05	3.83	2.58
MDUR (yr)	11.12	7.57	6.95	5.91	4.52	3.49	2.43
Prin Window	Aug13 - Dec32	Jan10 - Jun27	Aug09 - Nov25	May08 - Dec22	Sep07 - Jun19	May07 - Mar17	~Jan07 - Jun15

CWABS 2005-SD1, Class A-2

Price-DM Sensitivity Report

Settlement:	05/31/05
Class Balance:	$16,786,000
Pass-Thru Margin (pre-step-up):	0.470%

To Call:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
DM at Par (bps)	47	47	47	47	47	47	47
WAL (yr)	5.98	3.51	3.15	2.58	1.94	1.52	1.18
MDUR (yr)	4.99	3.13	2.84	2.37	1.82	1.44	1.14
Prin Window	Jun05 - Sep22	Jun05 - Feb16	Jun05 - Jan15	Jun05 - May13	Jun05 - Aug11	Jun05 - Aug10	Jun05 – Oct09

To Maturity:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
DM at Par (bps)	48	49	50	50	50	51	49
WAL (yr)	6.28	3.79	3.41	2.81	2.12	1.67	1.23
MDUR (yr)	5.14	3.31	3.01	2.53	1.95	1.56	1.18
Prin Window	Jun05 - Dec32	Jun05 - Jun27	Jun05 - Nov25	Jun05 - Dec22	Jun05 - Jun19	Jun05 - Mar17	Jun05 - Jun15

CWABS 2005-SD1, Class M-1

Price-DM Sensitivity Report

Settlement:	05/31/05
Class Balance:	$17,765,000
Pass-Thru Margin (pre-step-up):	0.620%

To Call:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
DM at Par (bps)	62	62	62	62	62	62	62
WAL (yr)	11.85	7.06	6.34	5.33	4.58	4.48	4.36
MDUR (yr)	9.36	6.09	5.55	4.77	4.18	4.11	4.01
Prin Window	Apr11 - Sep22	Sep08 - Feb16	Jun08 - Jan15	Aug08 - May13	Nov08 - Aug11	Jan09 - Aug10	May09 - Oct09

To Maturity:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
DM at Par (bps)	63	64	64	64	64	64	67
WAL (yr)	12.64	7.75	6.99	5.89	5.03	4.85	5.37
MDUR (yr)	9.73	6.51	5.96	5.15	4.51	4.40	4.83
Prin Window	Apr11 - Nov30	Sep08 - Jun24	Jun08 - Nov22	Aug08 - Feb20	Nov08 - Feb17	Jan09 - Mar15	May09 - Oct13

CWABS 2005-SD1, Class M-2

Price-Yield Sensitivity Report

Settlement:	5/31/05
Class Balance:	$9,496,000
Coupon (pre-step-up):	5.000%

To Call:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
Yield at 95.72628	5.52	5.76	5.83	5.95	6.10	6.18	6.22
WAL (yr)	11.85	7.06	6.34	5.30	4.39	4.03	3.88
MDUR (yr)	8.41	5.62	5.14	4.43	3.78	3.52	3.42
Prin Window	Apr11 - Sep22	Sep08 - Feb16	Jun08 - Jan15	Jul08 - May13	Aug08 - Aug11	Sep08 - Aug10	Nov08 - Oct09

To Maturity:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
Yield at 95.72628	5.53	5.75	5.81	5.93	6.07	6.15	6.18
WAL (yr)	12.56	7.65	6.90	5.78	4.78	4.34	4.16
MDUR (yr)	8.66	5.91	5.43	4.70	4.03	3.73	3.62
Prin Window	Apr11 - May29	Sep08 - Apr22	Jun08 - Oct20	Jul08 - May18	Aug08 - Aug15	Sep08 - Dec13	Nov08 - Aug12

CWABS 2005-SD1, Class M-3

Price-Yield Sensitivity Report

Settlement:	5/31/05
Class Balance:	$6,943,000
Coupon (pre-step-up):	5.000%

To Call:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
Yield at 91.81761	6.02	6.50	6.64	6.90	7.24	7.45	7.59
WAL (yr)	11.85	7.06	6.34	5.28	4.33	3.89	3.63
MDUR (yr)	8.28	5.54	5.07	4.35	3.69	3.37	3.18
Prin Window	Apr11 - Sep22	Sep08 - Feb16	Jun08 - Jan15	Jun08 - May13	Jul08 - Aug11	Jul08 - Aug10	Aug08 - Oct09

To Maturity:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
Yield at 91.81761	6.01	6.47	6.60	6.85	7.17	7.37	7.51
WAL (yr)	12.35	7.45	6.71	5.59	4.58	4.09	3.81
MDUR (yr)	8.45	5.73	5.26	4.53	3.84	3.50	3.31
Prin Window	Apr11 - Jul27	Sep08 - Feb20	Jun08 - Oct18	Jun08 - Aug16	Jul08 - Mar14	Jul08 - Oct12	Aug08 - Aug11

CWABS 2005-SD1, Class B-1

Price-Yield Sensitivity Report

Settlement:	5/31/05
Class Balance:	$1,429,000
Coupon (pre-step-up):	5.000%

To Call:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
Yield at 79.41366	7.81	9.18	9.56	10.30	11.28	11.91	12.40
WAL (yr)	11.85	7.05	6.34	5.28	4.30	3.84	3.53
MDUR (yr)	7.84	5.27	4.82	4.15	3.51	3.20	2.99
Prin Window	Apr11 - Sep22	Sep08 - Feb16	Jun08 - Jan15	Jun08 - May13	Jun08 - Aug11	Jul08 - Aug10	Jul08 - Oct09

To Maturity:

CPR	10.00%	18.00%	20.00%	24.00%	30.00%	35.00%	40.00%
Yield at 79.41366	7.80	9.15	9.53	10.26	11.23	11.86	12.34
WAL (yr)	11.96	7.13	6.41	5.35	4.36	3.88	3.57
MDUR (yr)	7.87	5.30	4.86	4.18	3.54	3.22	3.02
Prin Window	Apr11 - Dec23	Sep08 - Jan17	Jun08 - Dec15	Jun08 - Feb14	Jun08 - Mar12	Jul08 - Feb11	Jul08 - Mar10

Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	185,621,000	8.28133	8.75000	51	48,723,007	7.92428	9.17413
2	180,156,095	6.88910	8.75000	52	47,580,318	7.93108	9.16244
3	175,458,307	6.65878	8.75000	53	46,463,984	8.20603	9.09305
4	170,868,014	6.67094	8.62151	54	45,372,340	7.96011	9.18480
5	166,398,575	6.90772	8.60454	55	44,305,848	8.24306	9.11792
6	162,030,114	6.67995	8.61065	56	43,263,992	7.97464	9.19020
7	157,761,190	6.96285	8.58682	57	42,246,310	8.01148	9.17004
8	153,588,843	6.73368	8.59532	58	41,252,610	8.90045	8.94872
9	149,510,329	6.74512	8.59805	59	40,281,967	8.06179	9.17085
10	145,524,880	7.49876	8.58085	60	39,334,171	8.33737	9.09794
11	141,630,162	6.75052	8.59862	61	38,408,370	8.06016	9.65504
12	137,824,044	6.98528	8.59474	62	37,504,111	8.33334	9.57923
13	134,104,484	6.76167	8.51378	63	36,620,844	8.05461	9.62100
14	130,468,018	6.99633	8.50653	64	35,758,189	8.05244	9.61672
15	126,914,141	6.76345	8.51495	65	34,915,566	8.34949	9.54406
16	123,440,949	6.76486	8.51169	66	34,092,604	8.05893	9.59992
17	120,046,586	6.99918	8.50391	67	33,288,759	8.33777	9.52345
18	116,728,724	7.18952	8.26921	68	32,503,609	8.06486	9.59722
19	113,483,586	7.44750	8.24568	69	31,736,706	8.06903	9.59244
20	110,311,406	7.21908	8.24665	70	30,987,649	8.96586	9.36434
21	107,208,993	7.22326	8.24183	71	30,256,007	8.07846	9.57839
22	104,176,358	8.08227	8.18251	72	29,541,446	8.41033	9.55099
23	101,209,609	7.27592	8.23681	73	28,843,543	8.14414	9.62961
24	98,309,393	7.53774	7.83696	74	28,161,886	8.43598	9.55116
25	95,470,553	7.31219	8.32688	75	27,496,003	8.16177	9.62577
26	92,694,100	7.56538	8.28588	76	26,845,616	8.16646	9.62814
27	89,979,269	7.31405	8.31684	77	26,210,370	8.45372	9.55025
28	87,324,802	7.33417	8.31278	78	25,589,945	8.23400	9.67990
29	84,729,140	7.58791	8.28150	79	24,983,968	8.52763	9.61927
30	82,190,647	7.57083	7.92899	80	24,392,107	8.25399	9.69513
31	79,702,758	7.85601	7.87209	81	23,814,036	8.25951	9.69824
32	77,266,568	7.64626	7.90725	82	23,249,436	8.85274	9.56052
33	74,882,735	7.64903	7.90042	83	22,697,997	8.26936	9.70323
34	72,551,019	8.19828	8.19828	84	22,159,415	8.58553	9.65424
35	70,269,969	7.65408	7.87964	85	21,633,429	8.30808	9.72694
36	68,036,923	7.99963	7.99963	86	21,119,711	8.59465	9.65823
37	65,842,897	7.75493	8.56452	87	20,617,980	8.31078	9.72464
38	65,842,897	8.03721	8.48746	88	20,127,957	8.31120	9.72253
39	64,739,430	7.77036	8.54320	89	19,649,374	8.59778	9.65353
40	63,225,225	7.77181	8.52288	90	19,181,964	8.31458	9.72081
41	61,746,148	8.05066	8.42508	91	18,725,472	8.60309	9.65353
42	60,301,530	7.81905	8.38807	92	18,279,643	8.32140	9.72246
43	58,891,081	8.09459	8.31865	93	17,844,233	8.32512	9.72356
44	57,513,279	7.83139	8.35534	94	17,419,000	9.24753	9.50717
45	56,167,528	7.83264	8.34658	95	17,003,708	8.33064	9.72379
46	54,852,984	8.70424	8.70424	96	16,598,129	8.62082	9.65765
47	53,568,861	7.83878	8.34777				
48	52,314,455	8.14939	8.21855				
49	51,089,469	7.89799	9.26393				
50	49,892,337	8.17714	9.14332				

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	8.531	8.531
2	7.139	9.000
3	6.909	9.000
4	6.916	9.000
5	7.146	9.000
6	6.916	9.000
7	7.187	9.000
8	6.955	9.000
9	6.963	9.000
10	7.709	9.000
11	6.963	9.000
12	7.195	9.000
13	6.963	9.000
14	7.195	9.000
15	6.963	9.000
16	6.963	9.000
17	7.195	9.000
18	7.211	9.000
19	7.455	9.000
20	7.227	9.000
21	7.228	9.000
22	8.061	9.000
23	7.281	9.000
24	7.524	9.000
25	7.296	9.500
26	7.540	9.500
27	7.297	9.500
28	7.303	9.500
29	7.547	9.500
30	7.510	9.500
31	7.777	9.500
32	7.573	9.500
33	7.573	9.500
34	8.096	9.913
35	7.574	9.500
36	7.827	9.913
37	7.579	10.500
38	7.832	10.500
39	7.579	10.500
40	7.580	10.500
41	7.835	10.500
42	7.583	10.500
43	7.836	10.500
44	7.583	10.500
45	7.584	10.500
46	8.396	11.060
47	7.584	10.500
48	7.837	10.500
49	7.597	11.500
50	7.848	11.500
51	7.602	11.500
52	7.606	11.500
53	7.860	11.500
54	7.606	11.500
55	7.860	11.500
56	7.607	11.500
57	7.627	11.500
58	8.445	11.500
59	7.674	11.500
60	7.930	11.500
61	7.675	12.000
62	7.931	12.000
63	7.676	12.000
64	7.676	12.000
65	7.934	12.000
66	7.679	12.000
67	7.935	12.000
68	7.680	12.000
69	7.680	12.000
70	8.504	12.000
71	7.681	12.000
72	7.936	12.000
73	7.680	12.000
74	7.939	12.000
75	7.684	12.000
76	7.684	12.000
77	7.941	12.000
78	7.685	12.000
79	7.942	12.000
80	7.686	12.000
81	7.687	12.000
82	8.217	12.000
83	7.688	12.000
84	7.944	12.000
85	7.689	12.000
86	7.945	12.000
87	7.690	12.000
88	7.690	12.000
89	7.947	12.000
90	7.691	12.000
91	7.948	12.000
92	7.692	12.000
93	7.693	12.000
94	8.518	12.000
95	7.694	12.000
96	7.951	12.000

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Assumes that 1-Month LIBOR stays at 3.09%, 6-Month LIBOR stays at 3.48%, 1-Year LIBOR stays at 3.74%, 1-Year CMT stays at 3.29% and 1-Year MTA stays at 2.504% and the collateral is run at the Pricing Prepayment Speed to call.

(3) Assumes that 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, 1-Year CMT and 1-Year MTA instantaneously increase by 2000 basis points after the initial accrual period, the collateral is run at the Pricing Prepayment Speed to call and all projected proceeds are received from the corridor cap.

12 Month Mortgage Loan Velocity (1)

Group	% by UPB(2)	3M Velocity	4M Velocity	5M Velocity	6M Velocity	12M Velocity
Performing	69.30%	1.472	1.494	1.447	1.391	1.166
Reperforming	16.67%	2.069	2.012	1.898	1.657	1.071
Subperforming	14.03%	1.319	1.614	1.664	1.508	1.231
Grand Total	100.00%	1.550	1.597	1.552	1.451	1.159

Periodic Mortgage Velocity (1)

Period	% by UPB(3)(4)	Velocity
Preceding 3 months	87.440%	1.292
Preceding 4 months	79.173%	1.352
Preceding 5 months	69.331%	1.366
Preceding 6 months	62.883%	1.328
Preceding 12 months	45.246%	1.159

(1) "Velocity" for any Mortgage Loan and period equals a fraction, the numerator of which is the sum of all payments actually received on such Mortgage Loan during the related period and the denominator of which is the sum of all scheduled payments due in the related period.

(2) Reflects only Mortgage Loans which have payment histories of at least 12 months.

(3) Approximately 9.45% of the Mortgage Loans have payment histories less than three months. Such Mortgage Loans are not reflected in the above table.

(4) Each period shown reflects only those Mortgage Loans having aged at least as long as indicated in the column labeled "Period."

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		1,268	
Total Outstanding Balance		$204,204,421	
Average Loan Balance		$161,044	$3,412 to $2,700,000
WA Mortgage Rate		7.628%	1.000% to 17.490%
Net WAC		7.109%	0.491% to 16.981%
ARM Characteristics	%ARMs	58.360%	
WA Gross Margin		5.510%	1.500% to 10.750%
WA Months to First Roll		23	1 to 81
WA First Periodic Cap		2.798%	1.000% to 10.875%
WA Subsequent Periodic Cap		1.838%	1.000% to 12.000%
WA Lifetime Cap		13.900%	9.000% to 24.250%
WA Lifetime Floor		6.586%	1.000% to 12.125%
WA Original Term (months)		348	60 to 480
WA Remaining Term (months)		327	20 to 462
WA Age (months)		21	0 to 188
WA Original CLTV		77.36%	14.12% to 125.00%
WA Current CLTV		76.53%	10.64% to 150.00%
WA FICO Current		590	
WA DTI%		40.22%	
Secured by (% of pool)	1st Liens	96.55%	
	2nd Liens	3.45%	
	3rd Liens	0.00%	
Percentage of Pool with Prepay Penalty (Current Status)		35.77%	

Top States		Prop Type		Purpose Codes		Occ Codes		Contract Delinq		Curr PP Term	
CA	27.74%	Single Fa	79.46%	Refi Cash	42.35%	OO	87.66%	Current	83.60%	<= 0	64.23%
FL	7.47%	Condo	6.45%	Purchase	40.64%	OCC	4.92%	30 - 59 D	6.88%	1 - 12	2.99%
TX	7.10%	Planned	6.17%	Refi No C	16.89%	INV	4.09%	60 - 89 D	1.74%	13 - 24	20.17%
NY	6.82%	2-4 Units	4.26%	Construct	0.11%	2H	3.33%	90+ Days	7.78%	25 - 36	11.31%
NV	4.41%	Manufact	1.97%							49 - 60	1.30%

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
02/28 LIB06	339	$49,419,771.30	24.20
02/28 LIB06 IO 024	7	$3,766,750.00	1.84
02/28 LIB06 IO 060	8	$1,631,587.61	0.80
02/28 LIB06 IO 120	6	$2,088,969.76	1.02
02/28 LIB12	5	$597,555.55	0.29
03/27 CMT1	7	$936,899.55	0.46
03/27 LIB06	94	$17,344,136.84	8.49
03/27 LIB06 IO 036	19	$4,135,524.18	2.03
03/27 LIB06 IO 060	6	$1,327,630.27	0.65
03/27 LIB12	9	$3,095,345.59	1.52
03/27 LIB12 IO 036	8	$2,976,126.94	1.46
05/25 CMT1	7	$2,245,532.20	1.10
05/25 CMT1 IO 060	2	$671,223.44	0.33
05/25 LIB06	16	$2,741,773.75	1.34
05/25 LIB06 IO 036	6	$4,201,195.00	2.06
05/25 LIB06 IO 120	5	$1,369,273.43	0.67
05/25 LIB12	7	$2,090,348.40	1.02
05/25 LIB12 IO 060	7	$2,388,209.51	1.17
07/23 CMT1 IO 084	3	$672,243.30	0.33
07/23 LIB12	5	$732,990.70	0.36
1/1 CMT	7	$1,196,482.80	0.59
12Mo LIB06	9	$2,176,251.86	1.07
1Mo LIB01 IO 120	2	$1,088,992.95	0.53
30/15 Balloon	10	$814,964.91	0.40
30/15 Balloon 2nd	73	$3,707,545.43	1.82
6Mo LIB06	5	$922,933.44	0.45
6Mo LIB06 IO 120	16	$4,063,536.15	1.99
Fixed	493	$77,488,942.58	37.95
Fixed 2nd	70	$3,018,307.64	1.48
NegAm 110 MTA	4	$948,266.61	0.46
NegAm 115 LIB1Mo	8	$2,635,361.75	1.29
NegAm 115 MTA	5	$1,709,747.61	0.84
	1,268	**$204,204,421.05**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$0.01 - $25,000.00	90	$1,620,625.98	0.79
$25,000.01 - $50,000.00	132	$5,115,326.95	2.51
$50,000.01 - $75,000.00	183	$11,545,800.56	5.65
$75,000.01 - $100,000.00	139	$12,275,594.69	6.01
$100,000.01 - $150,000.00	233	$28,994,730.62	14.20
$150,000.01 - $200,000.00	166	$28,643,102.92	14.03
$200,000.01 - $250,000.00	89	$19,984,591.25	9.79
$250,000.01 - $300,000.00	71	$19,559,316.55	9.58
$300,000.01 - $350,000.00	54	$17,506,969.76	8.57
$350,000.01 - $400,000.00	36	$13,503,334.38	6.61
$400,000.01 - $450,000.00	25	$10,499,784.59	5.14

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$450,000.01 - $500,000.00	14	$6,672,151.60	3.27
$500,000.01 - $550,000.00	7	$3,649,369.56	1.79
$550,000.01 - $600,000.00	6	$3,418,519.64	1.67
$600,000.01 - $650,000.00	6	$3,739,982.01	1.83
$650,000.01 - $700,000.00	6	$4,012,360.91	1.96
$750,000.01 - $800,000.00	2	$1,569,012.93	0.77
$800,000.01 - $850,000.00	1	$837,163.55	0.41
$850,000.01 - $900,000.00	1	$884,935.78	0.43
$900,000.01 - $950,000.00	2	$1,874,179.11	0.92
$950,000.01 - $1,000,000.00	1	$979,300.00	0.48
> $1,000,000.00	4	$7,318,267.71	3.58
	1,268	**$204,204,421.05**	**100.00**

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	258	$56,655,270.95	27.74
FL	103	$15,255,647.81	7.47
TX	154	$14,508,045.96	7.10
NY	43	$13,924,859.09	6.82
NV	48	$9,000,106.54	4.41
NJ	23	$6,594,407.70	3.23
AZ	45	$6,114,147.34	2.99
VA	34	$5,792,176.09	2.84
CO	34	$5,278,851.93	2.59
MI	43	$5,045,104.80	2.47
	785	**$138,168,618.21**	**67.66**

Loan-to-Value Ratios(Includes CLTVs for 2nd Liens)

Cur LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
<= 50.00	118	$16,893,240.26	8.27
50.01 - 55.00	45	$9,826,788.55	4.81
55.01 - 60.00	65	$15,081,506.06	7.39
60.01 - 65.00	99	$17,741,504.12	8.69
65.01 - 70.00	144	$26,232,430.53	12.85
70.01 - 75.00	97	$16,028,558.34	7.85
75.01 - 80.00	125	$25,842,062.07	12.65
80.01 - 85.00	89	$15,498,401.67	7.59
85.01 - 90.00	116	$18,163,815.29	8.89
90.01 - 95.00	94	$12,845,214.98	6.29
95.01 - 100.00	123	$12,091,190.12	5.92
100.01 - 105.00	39	$4,183,928.12	2.05
105.01 - 110.00	27	$2,571,488.78	1.26
110.01 - 115.00	17	$1,997,707.47	0.98

Loan-to-Value Ratios(Includes CLTVs for 2nd Liens)

Cur LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
115.01 - 120.00	15	$2,360,385.18	1.16
120.01 - 125.00	15	$2,491,323.82	1.22
> 125.00	40	$4,354,875.69	2.13
	1,268	**$204,204,421.05**	**100.00**

Range of Current Gross Coupon

Current Rate Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
<= 4.000	13	$3,974,658.98	1.95
4.001 - 4.500	15	$3,382,498.51	1.66
4.501 - 5.000	30	$8,378,893.39	4.10
5.001 - 5.500	55	$14,723,471.47	7.21
5.501 - 6.000	73	$14,338,817.48	7.02
6.001 - 6.500	80	$15,224,347.96	7.46
6.501 - 7.000	99	$22,641,347.39	11.09
7.001 - 7.500	112	$24,702,189.37	12.10
7.501 - 8.000	112	$21,227,452.78	10.40
8.001 - 8.500	106	$16,444,349.47	8.05
8.501 - 9.000	112	$14,831,535.82	7.26
9.001 - 9.500	71	$9,398,202.84	4.60
9.501 - 10.000	94	$12,815,742.65	6.28
10.001 - 10.500	76	$8,988,564.91	4.40
10.501 - 11.000	75	$6,792,226.08	3.33
11.001 - 11.500	26	$1,431,908.11	0.70
11.501 - 12.000	21	$1,505,607.87	0.74
12.001 - 12.500	21	$897,352.96	0.44
12.501 - 13.000	27	$1,117,489.38	0.55
13.001 - 13.500	10	$360,168.17	0.18
13.501 - 14.000	7	$168,037.50	0.08
> 14.000	33	$859,557.96	0.42
	1,268	**$204,204,421.05**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Single Family	1,025	$162,251,352.03	79.46
Condo	58	$13,171,479.82	6.45
Planned Unit Development	66	$12,600,579.14	6.17
2-4 Units	51	$8,698,596.67	4.26
Manufactured	44	$4,027,002.66	1.97
Townhouse	13	$1,604,164.23	0.79
MIX	6	$1,510,060.52	0.74
Rowhouse	4	$231,752.87	0.11
Cooperative	1	$109,433.11	0.05

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
	1,268	$204,204,421.05	100.00

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Refi Cashout	543	$86,479,440.92	42.35
Purchase	545	$82,996,463.97	40.64
Refi No Cashout	176	$34,493,696.20	16.89
Construction	4	$234,819.96	0.11
	1,268	$204,204,421.05	100.00

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	1,100	$179,008,495.71	87.66
OCC	61	$10,045,097.37	4.92
INV	65	$8,347,027.59	4.09
2H	42	$6,803,800.38	3.33
	1,268	$204,204,421.05	100.00

Range of Months Remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	43	$1,916,829.74	0.94
121 - 180	155	$10,848,563.89	5.31
181 - 300	154	$16,817,780.50	8.24
301 - 360	912	$174,056,153.26	85.24
> 360	4	$565,093.66	0.28
	1,268	$204,204,421.05	100.00

Collateral Grouped by Current FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
<= 500	252	$36,837,577.99	18.04
501 - 520	144	$22,114,774.19	10.83
521 - 540	129	$19,002,315.09	9.31
541 - 560	87	$12,022,301.89	5.89
561 - 580	92	$12,910,516.92	6.32

Collateral Grouped by Current FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
581 - 600	78	$15,757,277.38	7.72
601 - 620	73	$12,357,557.23	6.05
621 - 640	66	$12,598,031.38	6.17
641 - 660	66	$13,611,792.94	6.67
661 - 680	69	$8,540,640.89	4.18
681 - 700	53	$6,998,143.34	3.43
701 - 720	54	$10,733,804.79	5.26
721 - 740	36	$5,033,060.62	2.46
741 - 760	30	$5,740,041.60	2.81
761 - 780	23	$6,060,582.68	2.97
781 - 800	7	$2,828,210.11	1.38
801 - 820	4	$662,565.50	0.32
Unknown	5	$395,226.51	0.19
	1,268	**$204,204,421.05**	**100.00**

Delinquency Status

Performing Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Performing	1,068	$173,739,641.87	85.08
Reperforming	109	$15,405,272.78	7.54
Subperforming	91	$15,059,506.40	7.37
	1,268	**$204,204,421.05**	**100.00**

Collateral Grouped by 12 Month Payment History

Payment History Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0x30	662	$109,753,746.92	53.75
1x30	98	$14,960,924.69	7.33
2x30	30	$4,625,607.61	2.27
3x30 >, No 60 or 90	65	$10,570,991.04	5.18
1x60	47	$7,597,324.97	3.72
2x60	20	$3,031,390.43	1.48
3x60 >, no 90	22	$4,002,560.03	1.96
1x90 or >	324	$49,661,875.36	24.32
	1,268	**$204,204,421.05**	**100.00**

Collateral Grouped by Remaining Prepayment Penalty Months

Prepay Penalty Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
<=0	778	$131,168,064.01	64.23
1 - 12	39	$6,102,935.72	2.99

Collateral Grouped by Remaining Prepayment Penalty Months

Prepay Penalty Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
13 - 24	273	$41,178,027.35	20.17
25 - 36	154	$23,090,906.70	11.31
49 - 60	24	$2,664,487.27	1.30
	1,268	**$204,204,421.05**	**100.00**

PMI Analysis

PMICF Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
No PMI	1,115	$181,049,551.07	88.66
PMI	153	$23,154,869.98	11.34
	1,268	**$204,204,421.05**	**100.00**

Range of Months to Roll
(Excludes 646 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0 - 6	117	$20,786,445.88	17.44
7 - 12	40	$6,557,002.14	5.50
13 - 18	64	$10,398,491.77	8.73
19 - 24	236	$41,848,736.58	35.12
25 - 31	57	$10,314,544.49	8.65
32 - 37	58	$14,326,472.07	12.02
>= 38	50	$14,942,967.56	12.54
	622	**$119,174,660.49**	**100.00**

Range of Margin
(Excludes 646 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.001 - 2.000	11	$3,607,359.32	3.03
2.001 - 3.000	106	$28,967,468.56	24.31
3.001 - 4.000	16	$3,430,007.71	2.88
4.001 - 5.000	16	$3,820,446.68	3.21
5.001 - 6.000	48	$9,318,187.69	7.82
6.001 - 7.000	269	$46,204,689.68	38.77
7.001 - 8.000	86	$14,942,995.73	12.54
8.001 - 9.000	53	$6,807,125.20	5.71
9.001 - 10.000	13	$1,732,674.16	1.45
10.001 - 11.000	4	$343,705.76	0.29

Range of Margin
(Excludes 646 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
	622	**$119,174,660.49**	**100.00**

Range of Maximum Rates
(Excludes 646 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.501 - 9.000	2	$571,593.12	0.48
9.001 - 9.500	3	$580,243.93	0.49
9.501 - 10.000	23	$6,817,346.57	5.72
10.001 - 10.500	16	$4,966,415.95	4.17
10.501 - 11.000	13	$3,563,577.71	2.99
11.001 - 11.500	29	$8,354,832.35	7.01
11.501 - 12.000	43	$11,136,153.31	9.34
12.001 - 12.500	21	$5,160,611.93	4.33
12.501 - 13.000	31	$8,160,723.11	6.85
13.001 - 13.500	29	$7,939,208.47	6.66
13.501 - 14.000	40	$7,983,346.11	6.70
14.001 - 14.500	34	$6,593,262.29	5.53
14.501 - 15.000	37	$4,862,282.37	4.08
15.001 - 15.500	22	$2,781,188.62	2.33
15.501 - 16.000	56	$9,345,220.59	7.84
16.001 - 16.500	81	$11,054,032.89	9.28
16.501 - 17.000	50	$8,725,009.53	7.32
17.001 - 17.500	31	$4,499,065.82	3.78
17.501 - 18.000	26	$3,732,076.01	3.13
18.001 - 18.500	5	$496,194.25	0.42
18.501 - 19.000	11	$1,013,992.17	0.85
19.001 - 19.500	6	$201,001.73	0.17
> 19.500	13	$637,281.66	0.53
	622	**$119,174,660.49**	**100.00**

Bankruptcy Status

Bankruptcy Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
In Bankruptcy	117	$12,298,064.03	6.02
Not in Bankruptcy	1,151	$191,906,357.02	93.98
	1,268	**$204,204,421.05**	**100.00**

Documentation

Documentation	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	789	$109,073,563.62	53.41
STATED	239	$45,217,701.13	22.14
REDUCED	144	$32,632,564.89	15.98
ALT	33	$4,860,367.32	2.38
NO RATIO	22	$4,462,471.65	2.19
PREFERRED	16	$3,059,699.87	1.50
STREAMLINE	14	$3,037,908.03	1.49
NODOC	6	$962,086.62	0.47
SISA	4	$490,316.62	0.24
CLUES-EASY DOC	1	$407,741.30	0.20
	1,268	**$204,204,421.05**	**100.00**

ABS New Transaction

Computational Materials

$1,400,000,000
(Approximate)

CWABS, Inc.

Depositor

ENCORE CREDIT RECEIVABLES TRUST 2005-2

ECC Capital Corporation

Seller

Countrywide Home Loans Servicing LP
Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment an tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: May 19, 2005*

$1,400,000,000 (Approximate)
Encore Credit Receivables Trust 2005-2

Class (1)(2)(3)	Principal Balance (4)	WAL (Years) Call/Mat (5)	Payment Window (Mos) Call/Mat(5)	Expected Ratings (S&P/Moodys) (6)	Maturity Date	Certificate Type
1-A-1	461,440,000	2.44 / 2.66	1 - 80 / 1 - 190	AAA/Aaa	Nov 2035	Floating Rate Super Senior
1-A-2	115,360,000	2.44 / 2.66	1 - 80 / 1 - 190	AAA/Aaa	Nov 2035	Floating Rate Senior Mezzanine
2-A-1	287,153,000	1.02 / 1.02	1 - 22 / 1 - 22	AAA/Aaa	Nov 2026	Floating Rate Senior
2-A-2	102,936,000	2.13 / 2.13	22 - 28 / 22 - 28	AAA/Aaa	Apr 2030	Floating Rate Senior
2-A-3	132,350,000	3.53 / 3.53	28 - 70 / 28 - 70	AAA/Aaa	Jul 2034	Floating Rate Senior
2-A-4	54,361,000	6.56 / 8.58	70 - 80 / 70 - 185	AAA/Aaa	Oct 2035	Floating Rate Senior
M-1	52,500,000	4.73 / 5.24	43 - 80 / 43 - 153	[AA+/Aa1]	Oct 2035	Floating Rate Mezzanine
M-2	44,100,000	4.65 / 5.13	41 - 80 / 41 - 145	[AA/Aa2]	Sep 2035	Floating Rate Mezzanine
M-3	28,000,000	4.60 / 5.06	40 - 80 / 40 - 136	[AA-/Aa3]	Sep 2035	Floating Rate Mezzanine
M-4	26,600,000	4.57 / 5.00	39 - 80 / 39 - 129	[A+/A1]	Aug 2035	Floating Rate Mezzanine
M-5	22,400,000	4.55 / 4.93	39 - 80 / 39 - 121	[A/A2]	Jul 2035	Floating Rate Mezzanine
M-6	23,100,000	4.53 / 4.85	38 - 80 / 38 - 113	[A-/A3]	Jun 2035	Floating Rate Mezzanine
M-7	18,900,000	4.52 / 4.74	38 - 80 / 38 - 102	[BBB+/Baa1]	Apr 2035	Floating Rate Mezzanine
M-8	16,800,000	4.48 / 4.54	37 - 80 / 37 - 90	[BBB/Baa2]	Feb 2035	Floating Rate Mezzanine
B	14,000,000	4.17 / 4.17	37 - 75 / 37 - 75	[BBB-/Baa3]	Aug 2034	Floating Rate Mezzanine
Total:	$1,400,000,000					

(1) *The Class 1-A-1 and Class 1-A-2 Notes (collectively, the "**Class 1-A Notes**") are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A-1, Class 2-A-2, Class 2-A-3 and Class 2-A-4 Notes (collectively, the "**Class 2-A Notes**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Together, the Class 1-A Notes and Class 2-A Notes are referred to herein as the "**Senior Notes.**" Under certain conditions referred to under "Priority of Payments," cashflows from one loan group may be used to make certain payments to the Senior Note(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes (collectively, the "**Subordinate Notes**") are backed by the cashflows from all of the Mortgage Loans.*
(2) *The Offered Notes are subject to a cap equal to the lesser of (i) 13.00% per annum and (ii) the Available Funds Rate.*
(3) *The margins on the Senior Notes and the Subordinate Notes will be equal to 2.0x and 1.5x, respectively, of their initial margin after the Clean-up Call date.*
(4) *The principal balance of each Class of Notes is subject to a 10% variance.*
(5) *See "Pricing Prepayment Speed" below.*
(6) *Rating Agency Contacts: Standard and Poor's, Rebecca Neary (212) 438-3026; Moody's, Earl Bandy (212) 915-8743.*

Issuer:	Encore Credit Receivables Trust 2005-2.
Depositor:	CWABS, Inc.
Seller:	ECC Capital Corporation.
Originator:	Encore Credit Corp.
Master Servicer:	Countrywide Home Loans Servicing LP.
Servicer:	ECC Capital Corporation.
Sub-Servicer:	Option One Mortgage Corporation.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Wachovia Capital Markets, LLC (Co-Lead Manager) and Credit Suisse First Boston LLC (Co-Manager).
Indenture Trustee:	The Bank of New York, a New York banking corporation.

Owner Trustee:	Wilmington Trust Company.
Offered Notes:	The Senior Notes and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes are together referred to herein as the "*Offered Notes.*"
Owner Trust Certificates:	The Issuer will issue ownership certificates, the "Owner Trust Certificates," to the Depositor. The Owner Trust Certificates will not be offered.
Federal Tax Status:	It is anticipated that the Offered Notes will represent debt interests for tax purposes.
Registration:	The Offered Notes will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	May 1, 2005.
Cut-off Date:	As to any Mortgage Loan delivered on the Closing Date, the later of May 1, 2005 and the origination date of such Mortgage Loan.
Expected Pricing Date:	May [20], 2005.
Expected Closing Date:	May 27,2005.
Expected Settlement Date:	May 27, 2005.
Payment Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in June 2005.
Accrued Interest:	The price to be paid by investors for the Offered Notes will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	For each Payment Date, the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Senior Notes and the Subordinate Notes are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	[The Senior Notes, the Class M-1, Class M-2 and Class M-3 Notes will constitute "mortgage related securities" for the purposes of SMMEA. The remaining Offered Notes will not constitute "mortgage related securities" for the purposes of SMMEA.]
Optional Termination:	The terms of the transaction allow for a clean-up call ("***Clean-up Call***"), which may be exercised by the holder of the Owner Trust Certificates once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the Group 1 Original Pre-Funded Amount, the Group 2 Original Pre-funded Amount and the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (such sum, the "***Cut-off Date Balance***").

Pricing Prepayment Speed: The Senior Notes and the Subordinate Notes will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 24% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 24, increasing to and remaining constant at 50% CPR from month 25 until month 28, in month 29 decreasing 1/6th of 18%CPR for each month to 32% CPR in month 34 and remaining constant at 32% CPR from month 35 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of fixed and adjustable rate first lien Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the "**Mortgage Pool**"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans in the Statistical Pool was approximately $858,637,384 of which: (i) approximately $429,309,618 were conforming balance adjustable rate mortgage loans and fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***") and (ii) approximately $429,327,766 were adjustable rate mortgage loans and fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the "***Mortgage Loans***").

Group 1 Original Pre-Funded Amount: A deposit of not more than $175,000,000 (the "***Group 1 Original Pre-Funded Amount***") will be made to a pre-funding account (the "***Group 1 Pre-Funding Account***") on the Closing Date. From the Closing Date to no later than August 31, 2005 (the "***Funding Period***"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "***Group 1 Subsequent Mortgage Loans***"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be paid, as a prepayment of principal on the Class 1-A Notes on the immediately following Payment Date. On the Closing Date, the Depositor may deliver a cash amount as specified in the Indenture to the Indenture Trustee for deposit into an interest coverage account with respect to Group 1 Mortgage Loans to cover shortfalls in the amount of interest generated by the related assets in the trust attributable to the pre-funding feature.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount:

A deposit of not more than $175,000,000 (the "***Group 2 Original Pre-Funded Amount***") will be made to a pre-funding account (the "***Group 2 Pre-Funding Account***" and together with the Group 1 Pre-Funding Account, the "***Pre-Funding Accounts***") on the Closing Date. During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "***Group 2 Subsequent Mortgage Loans***"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be paid, as a prepayment of principal on the Class 2-A Notes on the immediately following Payment Date. On the Closing Date, the Depositor may deliver a cash amount as specified in the Indenture to the Indenture Trustee for deposit into an interest coverage account with respect to Group 2 Mortgage Loans to cover shortfalls in the amount of interest generated by the related assets in the trust attributable to the pre-funding feature.

Group 2 Pre-Funded Amount:

The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the master servicing fee and (c) the trustee fee rate (such sum, the "***Expense Fee Rate***"). The servicing fee rate will initially be 0.50%. However, the Seller will retain a senior servicing strip of 0.265% from the servicing fee rate which will be payable to any successor subservicer in the event Option One is terminated as subservicer.

Note Rate:

The Note Rate on the Offered Notes for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Clean-up Call is not exercised, as described above), (b) the Available Funds Rate, and (c) Maximum Note Rate.

Available Funds Rate:

With respect to any Payment Date, a per annum rate equal to the sum of (A) the product of (i) 30 divided by the actual number of days in the related Interest Accrual Period (ii) the aggregate principal balance of the Mortgage Loans as of the end of the related Due Period, divided by aggregate note principal balance of the Offered Notes immediately prior to such Payment Date, and (iii) the weighted average of the Adjusted Net Mortgage Rates on the Mortgage Loans for the related Due Period, weighted on the basis of the principal balances thereof as of the end of the related Due Period (after giving effect to principal prepayments in the related Prepayment Period), (B) the product of (i) 360 divided by the actual number of days in the related Interest Accrual Period and (ii) the amount of interest earned on amounts on deposit in the Pre-Funding Accounts from the prior Payment Date to the current Payment Date, divided by the aggregate note principal balance of the Offered Notes immediately prior to such Payment date and (C) the product of (i) 360 divided by the actual number of days in the related Interest Accrual Period and any Net Swap Payments payable to the trust by the Swap Provider under the Swap Agreement for such Payment Date minus (D) a per annum rate, equal to the product of (i) 360 divided by the actual number of days in the Interest Accrual Period and (ii) the sum of any Net Swap Payments and any Swap Termination Payment (other than certain Swap Termination Payments resulting from an event of default or certain termination events with respect to the Swap Provider) payable by the trust under the Swap Agreement for such Payment Date, divided by the aggregate note principal balance of the Offered Notes immediately prior to such Payment Date.

Net Rate Carryover:

The "**Net Rate Carryover**" for a Class of Offered Notes on any Payment Date, is the excess of: (1) the amount of interest that such Class would have accrued for such Payment Date had the Note Rate for that Class not been calculated based on the lesser of the Maximum Note Rate or the Available Funds Rate, over (2) the amount of interest accrued on such Class for such Payment Date based on the lesser of the Maximum Note Rate or the Available Funds Rate, as applicable, plus, on any Payment Date, the unpaid portion of any such excess from prior Payment Dates (and interest accrued thereon at the then applicable Note Rate, without giving effect to the Maximum Note Rate or the Available Funds Rate, as applicable).

The "**Interest Carry Forward Amount**" with respect to each Class of Offered Notes and each Payment Date is the excess of: (a) Current Interest for such Class with respect to prior Payment Dates, over (b) the amount actually distributed to such Class with respect to interest on such prior Payment Dates.

The "**Maximum Note Rate**" for each Payment Date will be 13.00%.

Swap Agreement:

On the Closing Date, the trust will include a Swap Agreement with an initial notional amount of $980,000,000. Under the Swap Agreement, the trust shall be obligated to pay an amount equal to [4.186]% per annum on a notional amount equal to the lesser of (i) the scheduled notional balance as set forth in the Swap Agreement and (ii) the aggregate principal balance of the offered notes, to the Swap Provider (the "***Fixed Swap Payment***") and the trust will be entitled to receive an amount equal to 1 Month LIBOR% per annum on a notional amount equal to the lesser of (i) the scheduled notional balance as set forth in the Swap Agreement and (ii) the aggregate principal balance of the offered notes, from the Swap Provider (the "***Floating Swap Payment***"), on each Payment Date, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("***Net Swap Payment***"). [See the attached schedule.] Any Net Swap Payment paid by the Swap Provider to the trust will be included in interest funds for that Payment Date. Any Net Swap Payment paid by the trust will reduce the amount of interest funds for that Payment Date.

Upon early termination of the Swap Agreement, the trust or the Swap Provider may be liable to make a termination payment (the "***Swap Termination Payment***") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. Notwithstanding the other provisions in these materials, in the event that the trust is required to make a Swap Termination Payment, that payment will be paid on the related Payment Date, and on any subsequent Payment Dates until paid in full, prior to payments to Noteholders from interest funds or principal funds (other than certain swap termination payments resulting from an event of default or certain termination events with respect to the swap provider, which swap termination payments will be subordinated to all payments to Noteholders).

Credit Enhancement:

The trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Notes, as the case may be:

1) Subordination
2) Overcollateralization and
3) Excess Cashflow

Class	S&P/ Moodys	Pre-Stepdown Subordination (after initial O/C target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa	18.75%	37.50%
2-A	AAA/Aaa	18.75%	37.50%
M-1	[AA+/Aa1]	15.00%	30.00%
M-2	[AA/Aa2]	11.85%	23.70%
M-3	[AA-/Aa3]	9.85%	19.70%
M-4	[A+/A1]	7.95%	15.90%
M-5	[A/A2]	6.35%	12.70%
M-6	[A-/A3]	4.70%	9.40%
M-7	[BBB+/Baa1]	3.35%	6.70%
M-8	[BBB/Baa2]	2.15%	4.30%
B	[BBB-/Baa3]	1.15%	2.30%

(1) Initial O/C at closing is 0%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Notes will be subordinate to, and provide credit support for, the Senior Notes. Among the Subordinate Notes, each Subordinate Notes will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes with each subsequent Class providing credit support for the prior Class or Classes, if any. The Class 1-A-2 Notes will provide additional subordination to the Class 1-A-1 Notes, to the extent described under *"Allocation of Losses"* below.

Overcollateralization:

Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow, if any, and then by Overcollateralization. In the event that the Overcollateralization is not at its target or is reduced, Excess Cashflow will be directed to pay principal on the offered Notes, resulting in the limited acceleration of the Notes relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches or is restored to the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses again. On the closing date, the amount of Overcollateralization will be zero.

Overcollateralization Target:

On each Payment Date prior to the Stepdown Date, the Overcollateralization Target will be equal to 1.15% of the Cut-off Date Balance.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 2.30% of the aggregate principal balance of the Mortgage Loans for the related Payment Date, subject to a floor of 0.50% (the "***O/C Floor***") of the Cut-off Date Balance; provided, however, that if a Trigger Event (as described herein) is in effect on the related Payment Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Payment Date immediately preceding the Payment Date on which such Trigger Event is in effect.

Excess Cashflow:

*"**Excess Cashflow**"* for any Payment Date will be equal to the available funds remaining after interest and principal payments as described under "Notes Priority of Payments."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Payment Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Payment Date.

Delinquency Trigger:

With respect to the Notes, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [41.00]% of the Senior Enhancement Percentage. As used above, the "Senior Enhancement Percentage" with respect to any Payment Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate principal balance of the Mortgage Loans for the preceding Payment Date, plus any remaining Group 1 and Group 2 Pre-

Funded Amounts, over (ii) the sum of (1) the aggregate principal balance of the most senior class or classes of Notes as of the day immediately preceding the related Payment Date and (2) the amount of Overcollateralization, and the denominator of which is equal to (b) the aggregate principal balance of the Mortgage Loans for the preceding Payment Date, plus any remaining Group 1 and Group 2 Pre-Funded Amounts.

Cumulative Loss Trigger:

With respect to the Notes, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[3.50]% with respect to June 2008, plus an additional 1/12th of [2.00]% for each month thereafter
49 – 60	[5.50]% with respect to June 2009, plus an additional 1/12th of [1.00]% for each month thereafter
61 – 72	[6.50]% with respect to June 2010, plus an additional 1/12th of [1.25]% for each month thereafter
73+	[7.75]%

Group 1 Sequential Trigger Event:

A Group 1 Sequential Trigger Event is in effect on any Payment Date if, before the 37th Payment Date, the aggregate amount of Realized Losses on the Group 1 Mortgage Loans divided by the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date and the Group 1 Pre-Funded Amount exceeds 3.50%, or if, on or after the 37th Payment Date, a Trigger Event is in effect.

Stepdown Date:

The earlier to occur of:

(i) the Payment Date on which the aggregate principal balance of the Senior Notes is reduced to zero; and

(ii) the later to occur of:

  a. the Payment Date in June 2008.

  b. the first Payment Date on which the aggregate principal balance of the Senior Notes is less than or equal to 62.50% of the aggregate principal balance of the Mortgage Loans for such Payment Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Notes, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Notes, in that order, in each case until the respective principal balance of such class has been reduced to zero. Any additional realized losses on the Group 1 Mortgage Loans will be allocated to the Class 1-A-2 Notes until the principal balance of that class is reduced to zero.

Notes Priority of Payments:

Available funds from the Mortgage Loans and net amounts payable to the trust from the Swap Agreement (which are net of any servicing, master servicing, indenture trustee and owner trustee fees and Net Swap Payments other than certain Swap Termination Payments resulting from an event of default or certain termination events with respect to the Swap Provider payable by the trust) will be paid generally as follows:

1) Interest funds sequentially, as follows: (i) current interest and Interest Carryover Forward Amount, concurrently (a) from interest funds related to the Group 1 Mortgage Loans concurrently to each class of Class 1-A Notes, pro rata, based on their respective entitlements, (b) from interest funds related to the Group 2 Mortgage Loans concurrently to each class of Class 2-A Notes, pro rata, based on their respective entitlements, (ii) from any remaining interest funds related to all of the Mortgage Loans to each class of Senior Notes, any remaining current interest and Interest Carryover Forward Amount as described in the prospectus supplement, and (iii) from any remaining interest funds related to all of the

Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes;

2) Principal funds, as follows: (i) principal funds related to all Mortgage Loans, concurrently, (a) to the Class 1-A-1 Notes and Class 1-A-2 Notes, pro rata, provided, however, that if a Group 1 Sequential Trigger Event is in effect, sequentially, until the principal balances thereof have been reduced to zero and (b) the Class 2-A Notes (as described below under "Principal Paydown" and "Class 2-A Principal Payments" below), then (ii) from any remaining principal funds related to all of the Mortgage Loans sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, each as described more fully under "Principal Paydown" below;

3) Any Excess Cashflow to the Senior Notes and/or the Subordinate Notes (as applicable) to restore or maintain Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown";

4) Any remaining Excess Cashflow to pay first, any unpaid realized loss amounts on the Class 1-A-2 Notes, and second, to pay (a) any Interest Carry Forward Amount, and then (b) any unpaid realized loss amounts, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes;

5) Any remaining Excess Cashflow to pay Net Rate Carryover for each class of Senior Notes and Subordinate Notes, payable on a pro rata basis, first based on the principal balances thereof and second based on any remaining unpaid Net Rate Carryover;

6) Any remaining Excess Cashflow to pay the Swap Provider, any unpaid Swap Terminiation Payment Triggered by a Swap Provider Trigger Event pursuant to the Swap Agreement; and

7) To the Owner Trust Certificates, any remaining amount.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Payment Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Notes, in the manner described below and provided, however, that if the Senior Notes have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, either the Class 1-A or Class 2-A Notes in the aggregate are retired prior to the other Senior Notes, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Notes until they are retired (as described in the prospectus supplement).

On any Payment Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Payment Date, all the Senior Notes and the Subordinate Notes will be entitled to receive payments of principal in the following order of priority from principal funds related to all of the Mortgage Loans: (i) first, concurrently and pro rata based on the related principal payment amount to be paid to such class, to (a) the Class 1-A-1 Notes and Class 1-A-2 Notes, pro rata, until the note principal balances thereof have been reduced to zero, provided, however, that if a Group 1 Sequential Trigger Event is in effect, sequentially to the Class 1-A-1 Notes and Class 1-A-2 Notes, in each case until the note principal balance thereof has been reduced to zero (b) the Class 2-A Notes (as described below under "Class 2-A Principal Payments" below), such that the Senior Notes in the aggregate will have 37.50% subordination, (ii) second, to the Class M-1 Notes such that the Class M-1 Notes will have 30.00% subordination, (iii) third, to the Class M-2 Notes such that the Class M-2 Notes will have 23.70% subordination, (iv) fourth, to the Class M-3 Notes such that the Class M-3 Notes will have 19.70% subordination, (v) fifth, to the Class M-4 Notes such that the Class M-4 Notes will have 15.90% subordination, (vi) sixth, to the Class M-5 Notes such that the Class M-5 Notes will have 12.70% subordination, (vii) seventh, to the Class M-6 Notes such that the Class M-6 Notes will have 9.40% subordination, (viii) eighth, to the Class M-7 Notes such that the Class M-7 Notes will have 6.70% subordination, (ix) ninth, to the Class M-8 Notes such that the Class M-8 Notes will have 4.30% subordination, (x) tenth, to the Class B Notes such that the Class B Notes will have 2.30% subordination; provided, however, that the subordination for each class or classes will be subject to the O/C Floor for the related Loan Group or Loan Groups.

As described in the prospectus supplement, under certain circumstances principal or interest from one Loan Group may be used to pay the Senior Notes related to the other Loan Group.

Class 2-A Principal Payments:

Principal paid on the Class 2-A Notes will be applied sequentially, to the Class 2-A-1, Class 2-A-2, Class 2-A-3 and Class 2-A-4 Notes, in that order, in each case until the principal balances thereof are reduced to zero.

Provided, however, that if (i) the aggregate principal balance of the Senior Notes is greater than the aggregate principal balance of all the Mortgage Loans in the Mortgage Pool and (ii) the aggregate principal balance of the Class 2-A Notes is greater than the principal balance of the Mortgage Loans in Loan Group 2, the payments on the Class 2-A Notes will be made pro rata based on the principal balances of the Class 2-A Notes.

[Discount Margin Tables, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 1-A-1 (To Call)

Margin	[0.200]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	19.32	3.06	2.44	1.97	1.46
MDUR (yr)	13.67	2.82	2.29	1.88	1.41
First Prin Pay	Jun05	Jun05	Jun05	Jun05	Jun05
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Apr08

Class 1-A-1 (To Maturity)

Margin	[0.200]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	21	21	21	20
WAL (yr)	19.37	3.34	2.66	2.16	1.46
MDUR (yr)	13.69	3.02	2.46	2.02	1.41
First Prin Pay	Jun05	Jun05	Jun05	Jun05	Jun05
Last Prin Pay	May35	Nov24	Mar21	Jun18	Apr08

Class 1-A-2 (To Call)

Margin	[0.250]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	25	25	25	25	25
WAL (yr)	19.32	3.06	2.44	1.97	1.46
MDUR (yr)	13.60	2.82	2.29	1.87	1.41
First Prin Pay	Jun05	Jun05	Jun05	Jun05	Jun05
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Apr08

Class 1-A-2 (To Maturity)

Margin	[0.250]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	25	27	27	27	25
WAL (yr)	19.37	3.34	2.66	2.16	1.46
MDUR (yr)	13.62	3.01	2.45	2.02	1.41
First Prin Pay	Jun05	Jun05	Jun05	Jun05	Jun05
Last Prin Pay	May35	Nov24	Mar21	Jun18	Apr08

Class 2-A-1 (To Call)

Margin [0.090]%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	13.21	1.19	1.02	0.89	0.76
MDUR (yr)	10.38	1.17	1.00	0.88	0.75
First Prin Pay	Jun05	Jun05	Jun05	Jun05	Jun05
Last Prin Pay	May26	Jul07	Mar07	Dec06	Sep06

Class 2-A-1 (To Maturity)

Margin [0.090]%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	13.21	1.19	1.02	0.89	0.76
MDUR (yr)	10.38	1.17	1.00	0.88	0.75
First Prin Pay	Jun05	Jun05	Jun05	Jun05	Jun05
Last Prin Pay	May26	Jul07	Mar07	Dec06	Sep06

Class 2-A-2 (To Call)

Margin [0.160]%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	16	16	16	16	16
WAL (yr)	22.60	2.47	2.13	1.88	1.55
MDUR (yr)	15.93	2.37	2.05	1.82	1.51
First Prin Pay	May26	Jul07	Mar07	Dec06	Sep06
Last Prin Pay	Oct29	Apr08	Sep07	Jun07	Mar07

Class 2-A-2 (To Maturity)

Margin [0.160]%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	16	16	16	16	16
WAL (yr)	22.60	2.47	2.13	1.88	1.55
MDUR (yr)	15.93	2.37	2.05	1.82	1.51
First Prin Pay	May26	Jul07	Mar07	Dec06	Sep06
Last Prin Pay	Oct29	Apr08	Sep07	Jun07	Mar07

Class 2-A-3 (To Call)

Margin [0.240]%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	24	24	24	24	24
WAL (yr)	26.68	4.86	3.53	2.46	2.09
MDUR (yr)	17.57	4.46	3.31	2.36	2.02
First Prin Pay	Oct29	Apr08	Sep07	Jun07	Mar07
Last Prin Pay	Jan34	Nov12	Mar11	May08	Sep07

Class 2-A-3 (To Maturity)

Margin [0.240]%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	24	24	24	24	24
WAL (yr)	26.68	4.86	3.53	2.46	2.09
MDUR (yr)	17.57	4.46	3.31	2.36	2.02
First Prin Pay	Oct29	Apr08	Sep07	Jun07	Mar07
Last Prin Pay	Jan34	Nov12	Mar11	May08	Sep07

Class 2-A-4 (To Call)

Margin [0.320]%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	28.89	8.37	6.56	5.23	2.54
MDUR (yr)	18.26	7.26	5.86	4.78	2.43
First Prin Pay	Jan34	Nov12	Mar11	May08	Sep07
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Mar08

Class 2-A-4 (To Maturity)

Margin [0.320]%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	38	38	39	32
WAL (yr)	29.33	10.89	8.58	6.87	2.54
MDUR (yr)	18.42	8.97	7.35	6.05	2.43
First Prin Pay	Jan34	Nov12	Mar11	May08	Sep07
Last Prin Pay	Apr35	Jun24	Oct20	Jan18	Mar08

Class M-1 (To Call)

Margin	[0.420]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	42	42	42	42	42
WAL (yr)	26.79	5.59	4.73	4.60	3.93
MDUR (yr)	17.23	5.00	4.33	4.23	3.66
First Prin Pay	Jun28	Aug08	Dec08	Jun09	Apr08
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Jun09

Class M-1 (To Maturity)

Margin	[0.420]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	42	44	44	43	50
WAL (yr)	26.90	6.21	5.24	5.01	6.59
MDUR (yr)	17.27	5.43	4.70	4.56	5.81
First Prin Pay	Jun28	Aug08	Dec08	Jun09	Apr08
Last Prin Pay	Apr35	Apr21	Feb18	Oct15	Jul15

Class M-2 (To Call)

Margin	[0.450]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	45	45	45	45	45
WAL (yr)	26.79	5.58	4.65	4.31	4.08
MDUR (yr)	17.17	4.99	4.25	3.98	3.79
First Prin Pay	Jun28	Jul08	Oct08	Feb09	Jun09
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Jun09

Class M-2 (To Maturity)

Margin	[0.450]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	45	47	47	47	49
WAL (yr)	26.90	6.18	5.13	4.70	5.03
MDUR (yr)	17.20	5.40	4.61	4.29	4.59
First Prin Pay	Jun28	Jul08	Oct08	Feb09	Sep09
Last Prin Pay	Mar35	Jun20	Jun17	Mar15	Dec12

Class M-3 (To Call)

Margin	[0.480]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	48	48	48	48	48
WAL (yr)	26.79	5.57	4.60	4.16	4.06
MDUR (yr)	17.10	4.98	4.20	3.85	3.77
First Prin Pay	Jun28	Jul08	Sep08	Dec08	May09
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Jun09

Class M-3 (To Maturity)

Margin	[0.480]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	48	50	50	50	50
WAL (yr)	26.90	6.14	5.06	4.53	4.42
MDUR (yr)	17.14	5.37	4.54	4.14	4.07
First Prin Pay	Jun28	Jul08	Sep08	Dec08	May09
Last Prin Pay	Mar35	Aug19	Sep16	Aug14	Jun12

Class M-4 (To Call)

Margin	[0.620]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	62	62	62	62	62
WAL (yr)	26.79	5.57	4.57	4.08	3.86
MDUR (yr)	16.82	4.96	4.16	3.76	3.59
First Prin Pay	Jun28	Jun08	Aug08	Oct08	Jan09
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Jun09

Class M-4 (To Maturity)

Margin	[0.620]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	62	64	64	64	64
WAL (yr)	26.90	6.10	5.00	4.42	4.13
MDUR (yr)	16.86	5.32	4.48	4.03	3.81
First Prin Pay	Jun28	Jun08	Aug08	Oct08	Jan09
Last Prin Pay	Feb35	Dec18	Feb16	Feb14	Jan12

Class M-5 (To Call)

Margin	[0.650]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.79	5.56	4.55	4.02	3.68
MDUR (yr)	16.76	4.94	4.14	3.71	3.43
First Prin Pay	Jun28	Jun08	Aug08	Sep08	Nov08
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Jun09

Class M-5 (To Maturity)

Margin	[0.650]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	67	67	67	67
WAL (yr)	26.89	6.04	4.93	4.33	3.92
MDUR (yr)	16.80	5.27	4.43	3.95	3.63
First Prin Pay	Jun28	Jun08	Aug08	Sep08	Nov08
Last Prin Pay	Jan35	Feb18	Jun15	Aug13	Aug11

Class M-6 (To Call)

Margin	[0.680]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	68	68	68	68	68
WAL (yr)	26.79	5.56	4.53	3.97	3.55
MDUR (yr)	16.70	4.94	4.12	3.66	3.31
First Prin Pay	Jun28	Jun08	Jul08	Aug08	Sep08
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Jun09

Class M-6 (To Maturity)

Margin	[0.680]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	68	70	70	70	70
WAL (yr)	26.89	5.96	4.85	4.23	3.75
MDUR (yr)	16.74	5.22	4.36	3.87	3.48
First Prin Pay	Jun28	Jun08	Jul08	Aug08	Sep08
Last Prin Pay	Dec34	Apr17	Oct14	Jan13	Mar11

Class M-7 (To Call)

Margin	[1.250]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	125	125	125	125	125
WAL (yr)	26.79	5.56	4.52	3.93	3.45
MDUR (yr)	15.64	4.84	4.05	3.58	3.19
First Prin Pay	Jun28	Jun08	Jul08	Jul08	Jul08
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Jun09

Class M-7 (To Maturity)

Margin	[1.250]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	125	127	127	127	127
WAL (yr)	26.86	5.84	4.74	4.10	3.59
MDUR (yr)	15.66	5.02	4.21	3.71	3.30
First Prin Pay	Jun28	Jun08	Jul08	Jul08	Jul08
Last Prin Pay	Oct34	Mar16	Nov13	Apr12	Aug10

Class M-8 (To Call)

Margin	[1.350]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	135	135	135	135	135
WAL (yr)	26.79	5.55	4.48	3.89	3.37
MDUR (yr)	15.46	4.81	4.00	3.54	3.11
First Prin Pay	Jun28	Jun08	Jun08	Jul08	Jun08
Last Prin Pay	Apr34	Nov13	Jan12	Oct10	Jun09

Class M-8 (To Maturity)

Margin	[1.350]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	135	136	136	136	136
WAL (yr)	26.81	5.62	4.54	3.94	3.40
MDUR (yr)	15.47	4.86	4.05	3.57	3.13
First Prin Pay	Jun28	Jun08	Jun08	Jul08	Jun08
Last Prin Pay	Aug34	Dec14	Nov12	Jun11	Dec09

Class B (To Call)

Margin	[1.750]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	175	175	175	175	175
WAL (yr)	26.62	5.15	4.17	3.60	3.14
MDUR (yr)	14.74	4.47	3.72	3.27	2.89
First Prin Pay	Jun28	Jun08	Jun08	Jun08	May08
Last Prin Pay	Feb34	Apr13	Aug11	May10	Feb09

Class B (To Maturity)

Margin	[1.750]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	175	175	175	175	175
WAL (yr)	26.62	5.15	4.17	3.60	3.14
MDUR (yr)	14.74	4.47	3.72	3.27	2.89
First Prin Pay	Jun28	Jun08	Jun08	Jun08	May08
Last Prin Pay	Feb34	Apr13	Aug11	May10	Feb09

[Swap Agreement, Available Funds Schedules and Collateral Tables to Follow]

Swap Schedule

Period	Notional Schedule ($)	Strike (%)	Period	Notional Schedule ($)	Strike (%)
1	980,000,000	4.18600	41	253,983,103	4.18600
2	974,847,107	4.18600	42	246,757,807	4.18600
3	967,723,372	4.18600	43	239,745,178	4.18600
4	958,622,678	4.18600	44	232,938,806	4.18600
5	947,550,181	4.18600	45	226,332,426	4.18600
6	934,522,708	4.18600	46	219,920,000	4.18600
7	919,569,520	4.18600	47	213,695,676	4.18600
8	902,734,432	4.18600	48	207,653,781	4.18600
9	884,067,245	4.18600	49	201,788,817	4.18600
10	863,633,445	4.18600	50	196,095,456	4.18600
11	841,517,914	4.18600	51	190,568,532	4.18600
12	818,088,077	4.18600	52	185,203,038	4.18600
13	793,462,821	4.18600	53	179,994,121	4.18600
14	769,601,559	4.18600	54	174,937,078	4.18600
15	746,472,673	4.18600	55	170,027,348	4.18600
16	724,053,369	4.18600	56	165,260,511	4.18600
17	702,321,572	4.18600	57	160,632,283	4.18600
18	681,255,895	4.18600	58	156,138,510	4.18600
19	660,835,625	4.18600	59	151,775,166	4.18600
20	641,041,659	4.18600	60	147,538,347	4.18600
21	621,853,544	4.18600			
22	603,252,459	4.18600			
23	585,212,356	4.18600			
24	567,720,839	4.18600			
25	550,476,026	4.18600			
26	515,424,774	4.18600			
27	482,856,239	4.18600			
28	452,589,116	4.18600			
29	424,477,420	4.18600			
30	399,775,474	4.18600			
31	377,967,313	4.18600			
32	358,631,860	4.18600			
33	341,422,308	4.18600			
34	326,051,821	4.18600			
35	312,281,538	4.18600			
36	299,911,457	4.18600			
37	288,772,083	4.18600			
38	278,722,959	4.18600			
39	269,642,487	4.18600			
40	261,427,685	4.18600			

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.353	6.353	41	7.838	22.998
2	6.015	20.058	42	7.638	22.702
3	5.889	20.033	43	7.826	23.031
4	5.887	20.073	44	7.626	22.716
5	6.008	20.201	45	7.619	22.704
6	5.893	20.091	46	8.231	23.663
7	6.033	20.235	47	7.605	22.680
8	5.909	20.111	48	7.791	22.987
9	5.908	20.109	49	7.592	22.706
10	6.306	20.503	50	7.776	22.995
11	5.908	20.098	51	7.578	22.682
12	6.054	20.237	52	7.571	22.670
13	5.980	20.153	53	7.754	22.957
14	6.107	20.258	54	7.556	22.647
15	5.981	20.109	55	7.739	22.941
16	5.981	20.087	56	7.541	22.638
17	6.108	20.194	57	7.533	22.634
18	5.988	20.065	58	8.133	23.581
19	6.122	20.225	59	7.518	22.627
20	5.994	20.074	60	7.705	22.926
21	5.995	20.054	61	8.102	11.257
22	6.407	20.454	62	8.365	11.613
23	5.996	20.017	63	8.088	11.220
24	6.705	20.933	64	8.081	11.202
25	7.612	22.258	65	8.343	11.556
26	7.789	22.261	66	8.067	11.170
27	7.600	21.863	67	8.329	11.532
28	7.594	21.675	68	8.053	11.142
29	7.772	21.683	69	8.045	11.122
30	7.583	21.782	70	8.899	12.293
31	7.776	22.759	71	8.031	11.084
32	7.588	22.318	72	8.291	11.439
33	7.588	22.137	73	8.016	11.060
34	7.981	22.490	74	8.276	11.409
35	7.591	21.802	75	8.001	11.021
36	7.809	22.452	76	7.994	11.001
37	7.657	22.993	77	8.253	11.348
38	7.854	23.103	78	7.979	10.962
39	7.656	22.740	79	8.237	11.307
40	7.650	22.706	80	7.964	10.922

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.090%, 6-Month LIBOR stays at 3.480%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Group1

ARM and Fixed $429,309,618

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	2,311	
Total Outstanding Balance	$429,309,618	
Average Loan Balance	$185,768	$36,000 to $581,000
WA Mortgage Rate	7.398%	4.990% to 12.250%
Net WAC	6.886%	4.479% to 11.739%
ARM Characteristics		
WA Gross Margin	6.230%	4.200% to 7.990%
WA Months to First Roll	24	6 to 60
WA First Periodic Cap	2.947%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.975%	1.000% to 2.000%
WA Lifetime Cap	14.477%	11.990% to 19.250%
WA Lifetime Floor	7.478%	4.990% to 12.250%
WA Original Term (months)	358	180 to 360
WA Remaining Term (months)	358	180 to 360
WA LTV	77.16%	15.75% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	608	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	71.10%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	41.58%	SFR	76.70%	STATED	46.38%	RCO	82.39%	OO	92.84%	AA	57.53%	0	28.90%
IL	11.32%	2 FAM	6.16%	2 YR FUL	27.00%	RNC	9.57%	INV	7.05%	A+	24.74%	12	7.18%
FL	9.06%	PUD	5.29%	1 YR FUL	24.32%	PUR	8.04%	2H	0.11%	B	8.64%	24	45.96%
VA	5.08%	CND	4.99%	1 YR LIMI	2.27%					C	6.08%	36	17.96%
MD	4.38%	APUD	3.41%	FULL DO	0.03%					AA100	1.72%		
										C-	1.16%		
										AA95	0.12%		

Group1

ARM and Fixed $429,309,618

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$4,933,310	21	1.15	$234,920	6.936	360.00	662	76.9
1/29 LIB6M	$11,626,930	61	2.71	$190,605	7.428	359.94	606	80.7
2/28 LIB6M	$250,982,107	1,387	58.46	$180,953	7.700	359.92	586	77.1
2/28 LIB6M - IO	$63,061,342	281	14.69	$224,418	6.785	359.62	637	79.6
3/27 LIB6M	$5,983,665	33	1.39	$181,323	7.510	359.92	625	79.9
3/27 LIB6M - IO	$5,604,730	26	1.31	$215,567	6.568	359.90	666	80.7
5/25 LIB6M	$5,560,850	24	1.30	$231,702	6.794	359.92	643	76.1
15Yr Fixed	$2,611,300	22	0.61	$118,695	7.016	180.00	649	70.5
20Yr Fixed	$2,669,940	18	0.62	$148,330	6.789	240.00	640	71.0
25Yr Fixed	$423,500	2	0.10	$211,750	6.584	300.00	641	67.3
30Yr Fixed	$72,124,944	420	16.80	$171,726	7.085	360.00	638	74.7
30Yr Fixed - IO	$3,727,000	16	0.87	$232,938	6.716	359.97	664	76.6
	$429,309,618	**2,311**	**100.00**	**$185,768**	**7.398**	**357.99**	**608**	**77.2**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$347,752,934	1,833	81.00	$189,718	7.478	359.87	600	77.8
Fixed 180	$2,611,300	22	0.61	$118,695	7.016	180.00	649	70.5
Fixed 240	$2,669,940	18	0.62	$148,330	6.789	240.00	640	71.0
Fixed 300	$423,500	2	0.10	$211,750	6.584	300.00	641	67.3
Fixed 360	$75,851,944	436	17.67	$173,972	7.067	360.00	639	74.8
	$429,309,618	**2,311**	**100.00**	**$185,768**	**7.398**	**357.99**	**608**	**77.2**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$536,000	11	0.12	$48,727	9.006	359.91	573	59.1
$50,000.01 - $75,000.00	$6,686,969	104	1.56	$64,298	7.951	351.65	610	77.2
$75,000.01 - $100,000.00	$17,500,629	198	4.08	$88,387	7.947	354.78	599	77.6
$100,000.01 - $150,000.00	$74,291,506	592	17.30	$125,492	7.606	355.26	605	77.4
$150,000.01 - $200,000.00	$86,962,652	497	20.26	$174,975	7.525	357.98	600	75.5
$200,000.01 - $250,000.00	$81,900,582	365	19.08	$224,385	7.300	359.03	607	77.0
$250,000.01 - $300,000.00	$93,648,391	342	21.81	$273,826	7.217	358.93	609	77.8
$300,000.01 - $350,000.00	$49,715,662	154	11.58	$322,829	7.122	359.90	618	78.9
$350,000.01 - $400,000.00	$14,474,377	40	3.37	$361,859	7.137	359.88	621	76.8
$400,000.01 - $450,000.00	$2,092,350	5	0.49	$418,470	7.592	360.00	705	84.9
$450,000.01 - $500,000.00	$919,500	2	0.21	$459,750	7.626	359.51	583	73.1
$550,000.01 - $600,000.00	$581,000	1	0.14	$581,000	9.250	359.00	680	70.0
	$429,309,618	**2,311**	**100.00**	**$185,768**	**7.398**	**357.99**	**608**	**77.2**

Group1

ARM and Fixed $429,309,618

Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$171,000	1	0.04	$171,000	8.590	360.00	581	90.0
Arizona	$5,633,212	34	1.31	$165,683	7.663	356.54	590	79.8
Arkansas	$748,650	6	0.17	$124,775	8.066	360.00	640	87.2
California	$178,510,923	774	41.58	$230,634	7.075	357.65	612	73.2
Colorado	$1,793,150	11	0.42	$163,014	7.404	359.69	579	82.7
Connecticut	$5,609,038	33	1.31	$169,971	7.851	359.79	598	77.4
Delaware	$282,900	2	0.07	$141,450	7.990	360.00	571	84.9
District of Columbia	$1,610,300	9	0.38	$178,922	8.092	359.82	572	64.0
Florida	$38,895,730	245	9.06	$158,758	7.568	357.91	605	79.2
Georgia	$10,536,850	77	2.45	$136,842	7.784	355.56	606	84.1
Hawaii	$977,500	5	0.23	$195,500	6.494	359.87	621	55.7
Idaho	$316,885	3	0.07	$105,628	7.065	360.00	646	88.9
Illinois	$48,578,945	255	11.32	$190,506	7.457	358.90	621	82.3
Indiana	$2,050,496	22	0.48	$93,204	7.891	355.45	615	87.1
Iowa	$1,369,105	13	0.32	$105,316	8.157	360.00	607	86.8
Kansas	$516,000	5	0.12	$103,200	8.079	360.00	596	83.6
Kentucky	$750,721	8	0.17	$93,840	8.361	359.86	598	85.7
Louisiana	$2,844,950	27	0.66	$105,369	7.552	357.47	613	80.3
Maine	$440,000	3	0.10	$146,667	6.986	360.00	632	51.4
Maryland	$18,821,029	95	4.38	$198,116	7.621	358.75	587	76.3
Massachusetts	$6,852,015	30	1.60	$228,401	7.530	359.81	585	78.0
Michigan	$11,644,593	87	2.71	$133,846	7.795	358.62	601	83.3
Minnesota	$4,021,375	23	0.94	$174,842	7.782	359.69	583	81.6
Mississippi	$572,150	4	0.13	$143,038	8.241	360.00	568	90.5
Missouri	$1,883,400	17	0.44	$110,788	7.399	360.00	609	82.9
Nebraska	$267,000	2	0.06	$133,500	8.236	360.00	607	95.6
Nevada	$9,619,710	48	2.24	$200,411	7.653	359.70	600	80.7
New Hampshire	$750,400	3	0.17	$250,133	7.072	360.00	603	81.0
New Jersey	$6,763,010	35	1.58	$193,229	7.763	359.96	604	77.6
New Mexico	$1,195,465	9	0.28	$132,829	9.100	359.86	576	76.7
New York	$15,202,725	69	3.54	$220,329	7.625	359.33	600	73.1
North Carolina	$482,775	4	0.11	$120,694	7.552	360.00	644	85.7
North Dakota	$84,408	1	0.02	$84,408	7.590	360.00	653	95.0
Ohio	$4,435,880	42	1.03	$105,616	7.858	352.04	610	85.0
Oklahoma	$418,750	3	0.10	$139,583	7.481	360.00	661	83.2
Oregon	$1,212,960	8	0.28	$151,620	7.542	359.86	623	83.0
Pennsylvania	$3,157,240	29	0.74	$108,870	8.021	353.39	605	79.9
Rhode Island	$3,615,600	18	0.84	$200,867	7.214	360.00	611	75.3
South Carolina	$1,542,390	13	0.36	$118,645	7.621	343.51	619	84.2
South Dakota	$92,800	1	0.02	$92,800	8.240	360.00	553	80.0
Tennessee	$1,035,950	10	0.24	$103,595	8.438	359.71	572	83.5
Texas	$2,450,694	24	0.57	$102,112	7.596	360.00	633	84.1
Utah	$445,050	2	0.10	$222,525	7.176	260.30	642	89.5
Virginia	$21,828,817	138	5.08	$158,180	7.758	359.92	593	79.4
Washington	$4,752,970	28	1.11	$169,749	6.900	354.83	629	82.4

Group1

ARM and Fixed $429,309,618

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
West Virginia	$623,363	5	0.15	$124,673	8.287	359.67	559	80.5
Wisconsin	$3,900,744	30	0.91	$130,025	7.856	356.13	617	82.3
	$429,309,618	**2,311**	**100.00**	**$185,768**	**7.398**	**357.99**	**608**	**77.2**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$18,092,085	120	4.21	$150,767	7.291	354.89	593	40.4
50.01 - 55.00	$9,592,870	51	2.23	$188,095	6.957	352.84	607	52.7
55.01 - 60.00	$17,934,750	93	4.18	$192,847	7.236	358.31	591	58.0
60.01 - 65.00	$26,738,806	140	6.23	$190,991	7.357	355.37	584	63.7
65.01 - 70.00	$44,585,895	222	10.39	$200,837	7.392	358.35	589	68.7
70.01 - 75.00	$52,587,469	278	12.25	$189,164	7.348	358.22	588	73.9
75.01 - 80.00	$95,627,780	514	22.27	$186,046	7.187	358.18	612	79.5
80.01 - 85.00	$61,420,052	323	14.31	$190,155	7.557	357.92	607	84.6
85.01 - 90.00	$70,000,947	380	16.31	$184,213	7.603	359.76	625	89.6
90.01 - 95.00	$25,420,767	139	5.92	$182,883	7.663	359.44	648	94.6
95.01 - 100.00	$7,308,197	51	1.70	$143,298	7.702	353.50	682	99.8
	$429,309,618	**2,311**	**100.00**	**$185,768**	**7.398**	**357.99**	**608**	**77.2**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$573,750	2	0.13	$286,875	4.990	359.05	730	64.0
5.001 - 5.500	$5,053,513	21	1.18	$240,643	5.390	359.67	701	72.9
5.501 - 6.000	$27,068,038	127	6.31	$213,134	5.879	356.99	667	73.1
6.001 - 6.500	$58,988,290	288	13.74	$204,820	6.329	355.56	641	72.5
6.501 - 7.000	$97,827,078	483	22.79	$202,541	6.838	357.83	623	76.4
7.001 - 7.500	$68,817,209	364	16.03	$189,058	7.313	358.33	609	78.8
7.501 - 8.000	$75,525,100	435	17.59	$173,621	7.835	358.28	592	80.4
8.001 - 8.500	$34,803,120	211	8.11	$164,944	8.313	359.60	573	81.0
8.501 - 9.000	$34,805,699	220	8.11	$158,208	8.834	358.74	561	78.9
9.001 - 9.500	$11,155,901	68	2.60	$164,057	9.316	359.88	562	78.6
9.501 - 10.000	$9,576,900	57	2.23	$168,016	9.850	359.90	530	72.2
10.001 - 10.500	$3,084,500	19	0.72	$162,342	10.278	359.91	530	74.4
10.501 - 11.000	$1,297,260	9	0.30	$144,140	10.766	360.00	525	71.4
11.001 - 11.500	$369,385	4	0.09	$92,346	11.254	360.00	506	57.1
11.501 - 12.000	$50,000	1	0.01	$50,000	11.790	360.00	508	52.1
12.001 - 12.500	$313,875	2	0.07	$156,938	12.219	360.00	509	64.4

Group1

ARM and Fixed $429,309,618

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$429,309,618	2,311	100.00	$185,768	7.398	357.99	608	77.2

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$329,270,128	1,816	76.70	$181,316	7.372	357.64	605	77.2
2 FAM	$26,447,982	115	6.16	$229,982	7.306	358.14	622	74.2
PUD	$22,721,443	115	5.29	$197,578	7.679	359.82	602	78.1
CND	$21,441,655	129	4.99	$166,214	7.374	358.58	614	78.8
APUD	$14,622,220	78	3.41	$187,464	7.446	359.89	609	80.9
3 FAM	$9,275,150	34	2.16	$272,799	7.654	359.98	621	73.1
4 FAM	$4,011,800	14	0.93	$286,557	7.767	359.74	665	72.9
CNDP	$1,519,240	10	0.35	$151,924	7.648	360.00	621	82.5
	$429,309,618	2,311	100.00	$185,768	7.398	357.99	608	77.2

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$353,724,253	1,807	82.39	$195,752	7.356	358.06	604	76.1
RNC	$41,068,849	241	9.57	$170,410	7.498	356.43	610	80.5
PUR	$34,516,516	263	8.04	$131,242	7.704	359.16	646	84.2
	$429,309,618	2,311	100.00	$185,768	7.398	357.99	608	77.2

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$398,567,707	2,132	92.84	$186,945	7.352	357.94	605	77.1
INV	$30,255,051	176	7.05	$171,904	7.969	358.63	641	78.3
2H	$486,860	3	0.11	$162,287	9.146	360.00	591	80.6
	$429,309,618	2,311	100.00	$185,768	7.398	357.99	608	77.2

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$2,611,300	22	0.61	$118,695	7.016	180.00	649	70.5
181 - 300	$3,093,440	20	0.72	$154,672	6.761	248.21	640	70.5

Group1

ARM and Fixed $429,309,618

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$423,604,878	2,269	98.67	$186,692	7.405	359.89	607	77.3
	$429,309,618	**2,311**	**100.00**	**$185,768**	**7.398**	**357.99**	**608**	**77.2**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
STATED INCOME	$199,093,963	960	46.38	$207,390	7.473	358.27	620	76.8
2 YR FULL DOC	$115,931,557	717	27.00	$161,690	7.358	357.63	602	79.8
1 YR FULL DOC	$104,421,442	584	24.32	$178,804	7.280	357.66	594	75.0
1 YR LIMITED DOC	$9,752,256	49	2.27	$199,026	7.581	360.00	575	76.1
FULL DOC	$110,400	1	0.03	$110,400	6.750	355.00	594	80.0
	$429,309,618	**2,311**	**100.00**	**$185,768**	**7.398**	**357.99**	**608**	**77.2**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$408,500	2	0.10	$204,250	6.529	221.64	802	65.7
781 - 800	$1,404,481	10	0.33	$140,448	6.378	359.72	789	73.7
761 - 780	$3,722,665	18	0.87	$206,815	6.473	359.94	769	82.9
741 - 760	$6,420,456	31	1.50	$207,111	6.493	359.90	749	76.5
721 - 740	$9,034,708	43	2.10	$210,109	6.414	356.78	731	80.6
701 - 720	$16,414,985	84	3.82	$195,416	6.568	356.63	710	81.5
681 - 700	$18,407,738	96	4.29	$191,747	6.848	357.37	691	79.1
661 - 680	$26,548,380	136	6.18	$195,209	6.914	357.37	670	81.0
641 - 660	$41,133,216	216	9.58	$190,432	7.002	356.13	650	80.2
621 - 640	$46,784,449	252	10.90	$185,653	7.059	358.38	631	80.8
601 - 620	$54,135,054	290	12.61	$186,673	7.142	357.47	609	78.4
581 - 600	$54,383,124	290	12.67	$187,528	7.324	357.44	591	76.9
561 - 580	$37,808,268	210	8.81	$180,039	7.624	358.72	571	76.2
541 - 560	$44,266,266	249	10.31	$177,776	7.978	359.93	551	74.4
521 - 540	$35,154,794	200	8.19	$175,774	8.297	358.95	531	71.4
501 - 520	$30,733,154	171	7.16	$179,726	8.610	359.91	511	69.7
<= 500	$2,549,380	13	0.59	$196,106	8.676	360.00	500	74.6
	$429,309,618	**2,311**	**100.00**	**$185,768**	**7.398**	**357.99**	**608**	**77.2**

Group1

ARM and Fixed $429,309,618

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
C	$26,083,808	141	6.08	$184,992	8.349	357.31	553	68.7
B	$37,113,361	209	8.64	$177,576	7.882	359.65	563	73.4
AA	$247,000,408	1,304	57.53	$189,417	7.054	357.54	629	78.5
C-	$4,972,180	29	1.16	$171,454	9.833	359.95	535	63.8
A+	$106,199,939	573	24.74	$185,340	7.659	358.84	584	76.5
AA100	$7,405,297	51	1.72	$145,202	7.676	353.57	682	99.6
AA95	$534,625	4	0.12	$133,656	7.746	360.00	633	94.1
	$429,309,618	**2,311**	**100.00**	**$185,768**	**7.398**	**357.99**	**608**	**77.2**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$124,072,990	685	28.90	$181,128	7.619	358.20	608	79.8
12	$30,839,897	146	7.18	$211,232	7.507	359.61	606	75.8
24	$197,293,866	1,046	45.96	$188,617	7.410	359.70	597	76.7
36	$77,102,865	434	17.96	$177,656	6.967	352.64	636	74.6
	$429,309,618	**2,311**	**100.00**	**$185,768**	**7.398**	**357.99**	**608**	**77.2**

Range of Months to Roll (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	6	$4,933,310	21	1.42	$234,920	6.936	360.00	662	76.9
7 - 12	12	$11,626,930	61	3.34	$190,605	7.428	359.94	606	80.7
19 - 24	24	$314,043,449	1,668	90.31	$188,275	7.516	359.86	597	77.6
32 - 37	36	$11,588,395	59	3.33	$196,413	7.054	359.91	645	80.3
>= 38	60	$5,560,850	24	1.60	$231,702	6.794	359.92	643	76.1
		$347,752,934	**1,833**	**100.00**	**$189,718**	**7.478**	**359.87**	**600**	**77.8**

Range of Margin (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$24,404,995	138	7.02	$176,848	7.279	359.98	620	81.0
5.001 - 6.000	$184,927,965	941	53.18	$196,523	7.136	359.83	621	79.3
6.001 - 7.000	$138,178,725	752	39.73	$183,748	7.971	359.89	569	75.2
7.001 - 8.000	$241,250	2	0.07	$120,625	7.901	358.74	596	87.1
6.230	**$347,752,934**	**1,833**	**100.00**	**$189,718**	**7.478**	**359.87**	**600**	**77.8**

Group1

ARM and Fixed $429,309,618

Detailed Report

Range of Maximum Rates (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$573,750	2	0.16	$286,875	4.990	359.05	730	64.0
12.001 - 12.500	$5,253,135	22	1.51	$238,779	5.425	359.57	699	72.0
12.501 - 13.000	$21,636,188	99	6.22	$218,547	5.862	359.91	660	74.6
13.001 - 13.500	$39,706,202	190	11.42	$208,980	6.328	359.79	630	73.7
13.501 - 14.000	$72,578,362	347	20.87	$209,160	6.839	359.85	617	76.8
14.001 - 14.500	$56,322,604	294	16.20	$191,573	7.315	359.83	604	79.5
14.501 - 15.000	$65,429,045	365	18.81	$179,258	7.839	359.91	587	80.6
15.001 - 15.500	$30,099,635	173	8.66	$173,986	8.322	359.94	570	81.2
15.501 - 16.000	$31,968,442	194	9.19	$164,786	8.841	359.89	559	79.2
16.001 - 16.500	$10,043,151	59	2.89	$170,223	9.321	359.87	559	77.3
16.501 - 17.000	$9,311,400	55	2.68	$169,298	9.850	359.90	530	72.1
17.001 - 17.500	$2,800,500	17	0.81	$164,735	10.289	359.90	531	75.7
17.501 - 18.000	$1,347,260	10	0.39	$134,726	10.804	360.00	524	70.7
18.001 - 18.500	$369,385	4	0.11	$92,346	11.254	360.00	506	57.1
19.001 - 19.500	$313,875	2	0.09	$156,938	12.219	360.00	509	64.4
14.477	**$347,752,934**	**1,833**	**100.00**	**$189,718**	**7.478**	**359.87**	**600**	**77.8**

Initial Periodic Rate Cap (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$50,000	1	0.01	$50,000	11.790	360.00	508	52.1
1.500	$413,000	2	0.12	$206,500	7.593	359.00	529	62.8
2.000	$17,842,240	87	5.13	$205,083	7.229	359.96	624	79.8
3.000	$329,447,694	1,743	94.74	$189,012	7.491	359.86	599	77.7
	$347,752,934	**1,833**	**100.00**	**$189,718**	**7.478**	**359.87**	**600**	**77.8**

Subsequent Periodic Rate Cap (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$50,000	1	0.01	$50,000	11.790	360.00	508	52.1
1.500	$16,973,240	84	4.88	$202,062	7.289	359.93	621	79.2
2.000	$330,729,694	1,748	95.10	$189,205	7.487	359.86	599	77.7
	$347,752,934	**1,833**	**100.00**	**$189,718**	**7.478**	**359.87**	**600**	**77.8**

Group1

ARM and Fixed $429,309,618

Detailed Report

Range of Lifetime Rate Floor (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$573,750	2	0.16	$286,875	4.990	359.05	730	64.0
5.001 - 6.000	$26,689,701	120	7.67	$222,414	5.772	359.86	668	74.2
6.001 - 7.000	$112,484,186	538	32.35	$209,078	6.658	359.83	621	75.7
7.001 - 8.000	$121,751,649	659	35.01	$184,752	7.597	359.87	595	80.1
8.001 - 9.000	$62,068,077	367	17.85	$169,123	8.589	359.92	564	80.2
9.001 - 10.000	$19,354,551	114	5.57	$169,777	9.576	359.88	545	74.8
> 10.000	$4,831,020	33	1.39	$146,395	10.632	359.94	526	72.1
	$347,752,934	**1,833**	**100.00**	**$189,718**	**7.478**	**359.87**	**600**	**77.8**

Next Interest Adjustment Date (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/05	$4,933,310	21	1.42	$234,920	6.936	360.00	662	76.9
04/06	$723,410	4	0.21	$180,853	7.383	359.00	614	83.6
05/06	$10,721,720	56	3.08	$191,459	7.421	360.00	607	80.4
06/06	$181,800	1	0.05	$181,800	7.990	360.00	552	90.0
12/06	$110,400	1	0.03	$110,400	6.750	355.00	594	80.0
02/07	$3,623,572	15	1.04	$241,571	6.590	357.00	618	76.9
03/07	$1,625,890	9	0.47	$180,654	6.660	358.00	629	80.0
04/07	$30,035,982	156	8.64	$192,538	7.449	359.00	608	76.2
05/07	$260,331,600	1,382	74.86	$188,373	7.543	360.00	594	77.7
06/07	$18,316,005	105	5.27	$174,438	7.516	360.00	607	79.3
04/08	$988,900	5	0.28	$197,780	6.602	359.00	664	85.3
05/08	$9,547,570	48	2.75	$198,908	7.034	360.00	647	78.6
06/08	$1,051,925	6	0.30	$175,321	7.660	360.00	604	91.1
04/10	$436,700	2	0.13	$218,350	7.619	359.00	587	86.0
05/10	$4,977,150	21	1.43	$237,007	6.743	360.00	648	75.3
06/10	$147,000	1	0.04	$147,000	6.050	360.00	640	73.9
	$347,752,934	**1,833**	**100.00**	**$189,718**	**7.478**	**359.87**	**600**	**77.8**

Group2

ARM and Fixed $429,327,766

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	1,668	
Total Outstanding Balance	$429,327,766	
Average Loan Balance	$257,391	$49,961 to $1,000,000
WA Mortgage Rate	7.196%	4.990% to 11.940%
Net WAC	6.684%	4.479% to 11.429%
ARM Characteristics		
WA Gross Margin	6.179%	3.690% to 8.990%
WA Months to First Roll	23	5 to 60
WA First Periodic Cap	2.929%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.965%	1.000% to 2.000%
WA Lifetime Cap	14.233%	11.990% to 18.940%
WA Lifetime Floor	7.233%	4.990% to 11.940%
WA Original Term (months)	359	120 to 360
WA Remaining Term (months)	359	120 to 360
WA LTV	80.34%	11.91% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	631	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	71.87%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	51.08%	SFR	73.41%	STATED	49.94%	RCO	54.29%	OO	96.22%	AA	67.65%	0	28.13%
IL	8.86%	PUD	11.03%	2 YR FUL	26.63%	PUR	39.57%	INV	3.54%	A+	19.21%	12	11.51%
FL	7.86%	CND	5.24%	1 YR FUL	20.15%	RNC	6.15%	2H	0.24%	B	5.99%	24	48.89%
VA	5.75%	2 FAM	4.88%	1 YR LIMI	3.21%					C	3.61%	36	11.48%
NY	4.26%	APUD	2.97%	2 YR LIMI	0.04%					AA100	2.06%		
										C-	1.38%		
										AA95	0.10%		

Group2

ARM and Fixed $429,327,766

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$7,527,653	22	1.75	$342,166	6.717	359.46	640	81.4
1/29 LIB6M	$18,030,301	59	4.20	$305,598	7.031	359.49	645	82.3
2/28 LIB6M	$251,013,129	1,071	58.47	$234,373	7.496	359.43	610	80.1
2/28 LIB6M - IO	$83,358,705	240	19.42	$347,328	6.628	359.70	673	82.4
3/27 LIB6M	$8,638,480	35	2.01	$246,814	6.937	359.45	642	79.0
3/27 LIB6M - IO	$5,226,785	14	1.22	$373,342	6.454	359.26	675	82.4
5/25 LIB6M	$2,794,690	14	0.65	$199,621	6.726	359.22	635	81.4
10Yr Fixed	$225,000	1	0.05	$225,000	5.750	120.00	683	77.6
15Yr Fixed	$1,321,350	10	0.31	$132,135	7.001	180.00	615	67.1
20Yr Fixed	$803,300	7	0.19	$114,757	7.156	240.00	620	80.2
30Yr Fixed	$44,794,472	181	10.43	$247,483	6.946	359.96	650	78.0
30Yr Fixed - IO	$5,593,901	14	1.30	$399,564	6.763	359.86	683	75.9
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$376,589,743	1,455	87.72	$258,825	7.233	359.49	628	80.7
Fixed 120	$225,000	1	0.05	$225,000	5.750	120.00	683	77.6
Fixed 180	$1,321,350	10	0.31	$132,135	7.001	180.00	615	67.1
Fixed 240	$803,300	7	0.19	$114,757	7.156	240.00	620	80.2
Fixed 360	$50,388,373	195	11.74	$258,402	6.926	359.95	653	77.7
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$599,925	12	0.14	$49,994	7.603	344.50	602	56.9
$50,000.01 - $75,000.00	$5,041,804	78	1.17	$64,639	8.345	349.16	590	78.1
$75,000.01 - $100,000.00	$8,215,234	93	1.91	$88,336	8.132	353.85	585	78.0
$100,000.01 - $150,000.00	$29,014,491	233	6.76	$124,526	7.600	357.72	601	78.0
$150,000.01 - $200,000.00	$47,918,098	274	11.16	$174,884	7.568	358.09	612	79.6
$200,000.01 - $250,000.00	$48,845,279	215	11.38	$227,187	7.226	356.98	630	80.5
$250,000.01 - $300,000.00	$53,243,471	193	12.40	$275,873	7.093	358.43	630	80.9
$300,000.01 - $350,000.00	$40,647,508	126	9.47	$322,599	7.073	359.37	637	81.7
$350,000.01 - $400,000.00	$67,201,283	178	15.65	$377,535	6.996	359.74	643	81.8
$400,000.01 - $450,000.00	$45,972,614	108	10.71	$425,672	6.915	359.77	642	81.0
$450,000.01 - $500,000.00	$44,831,760	94	10.44	$476,934	7.078	359.69	640	80.8
$500,000.01 - $550,000.00	$13,695,164	26	3.19	$526,737	7.154	359.65	651	81.1
$550,000.01 - $600,000.00	$15,076,162	26	3.51	$579,852	7.298	359.62	627	79.4

Group2

ARM and Fixed $429,327,766

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$600,000.01 - $650,000.00	$2,500,722	4	0.58	$625,181	6.255	359.75	678	76.6
$650,000.01 - $700,000.00	$1,358,750	2	0.32	$679,375	7.379	359.50	651	71.5
$700,000.01 - $750,000.00	$750,000	1	0.17	$750,000	6.875	360.00	650	75.0
$750,000.01 - $800,000.00	$1,590,500	2	0.37	$795,250	7.144	359.50	665	59.6
$800,000.01 - $850,000.00	$825,000	1	0.19	$825,000	6.990	360.00	613	75.0
> $900,000.00	$2,000,000	2	0.47	$1,000,000	6.620	360.00	672	63.6
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$560,000	1	0.13	$560,000	7.990	360.00	603	80.0
Alaska	$286,900	1	0.07	$286,900	6.500	360.00	702	95.0
Arizona	$1,843,396	9	0.43	$204,822	7.244	359.66	642	81.7
Arkansas	$1,157,410	8	0.27	$144,676	7.563	359.79	665	90.1
California	$219,282,277	673	51.08	$325,828	6.899	358.62	634	78.0
Colorado	$1,849,379	7	0.43	$264,197	6.725	359.00	616	82.3
Connecticut	$6,421,611	30	1.50	$214,054	7.783	359.43	599	83.5
Delaware	$318,500	2	0.07	$159,250	8.249	359.00	541	68.5
District of Columbia	$1,415,250	7	0.33	$202,179	8.467	359.61	551	67.7
Florida	$33,756,005	173	7.86	$195,121	7.359	359.62	634	83.5
Georgia	$7,163,447	40	1.67	$179,086	7.693	359.53	614	85.2
Illinois	$38,032,567	168	8.86	$226,384	7.388	359.16	643	84.6
Indiana	$397,600	4	0.09	$99,400	8.726	359.67	578	86.5
Iowa	$489,250	3	0.11	$163,083	9.030	359.32	593	91.4
Kansas	$280,400	3	0.07	$93,467	9.235	320.84	538	80.9
Kentucky	$1,000,831	6	0.23	$166,805	7.537	359.75	599	86.1
Louisiana	$949,600	7	0.22	$135,657	7.577	349.56	599	79.9
Maine	$234,000	1	0.05	$234,000	7.990	359.00	572	75.0
Maryland	$13,838,310	53	3.22	$261,100	7.406	359.53	629	82.4
Massachusetts	$6,814,295	22	1.59	$309,741	7.576	359.63	630	84.3
Michigan	$8,029,389	60	1.87	$133,823	7.907	359.33	606	83.9
Minnesota	$3,548,959	15	0.83	$236,597	7.903	359.53	597	78.9
Mississippi	$133,250	2	0.03	$66,625	8.151	359.00	584	87.4
Missouri	$979,695	12	0.23	$81,641	8.158	359.27	606	83.3
Nebraska	$111,600	1	0.03	$111,600	8.190	359.00	602	90.0
Nevada	$8,830,048	36	2.06	$245,279	7.418	359.60	633	82.0
New Hampshire	$1,453,000	4	0.34	$363,250	7.612	322.30	627	82.2
New Jersey	$4,296,406	19	1.00	$226,127	7.777	356.17	609	80.9
New Mexico	$2,119,252	13	0.49	$163,019	8.266	359.62	608	81.3
New York	$18,285,902	59	4.26	$309,931	7.317	359.19	651	82.3
North Carolina	$861,300	5	0.20	$172,260	8.060	359.77	598	82.4

Group2

ARM and Fixed $429,327,766

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Ohio	$2,864,035	23	0.67	$124,523	8.102	350.25	607	88.2
Oklahoma	$111,350	1	0.03	$111,350	8.490	359.00	636	85.0
Oregon	$537,796	4	0.13	$134,449	7.453	357.91	598	80.6
Pennsylvania	$4,420,158	23	1.03	$192,181	7.377	356.30	608	81.2
Rhode Island	$2,019,556	9	0.47	$224,395	7.853	359.28	598	87.5
South Carolina	$748,885	7	0.17	$106,984	7.579	359.67	640	85.5
Tennessee	$1,718,982	16	0.40	$107,436	8.264	358.99	598	85.2
Texas	$1,317,150	7	0.31	$188,164	7.526	350.85	672	82.2
Virginia	$24,681,228	100	5.75	$246,812	7.475	359.68	623	78.3
Washington	$2,839,020	13	0.66	$218,386	6.787	351.42	624	80.0
West Virginia	$1,068,300	6	0.25	$178,050	7.906	359.73	587	86.9
Wisconsin	$2,261,475	15	0.53	$150,765	7.481	359.52	638	86.4
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$10,270,099	58	2.39	$177,071	6.975	351.92	594	42.2
50.01 - 55.00	$5,349,024	27	1.25	$198,112	7.107	359.77	590	53.2
55.01 - 60.00	$10,258,714	47	2.39	$218,271	7.217	356.77	596	58.0
60.01 - 65.00	$18,222,097	71	4.24	$256,649	7.314	357.63	595	63.5
65.01 - 70.00	$30,054,865	103	7.00	$291,795	7.487	359.46	590	68.6
70.01 - 75.00	$30,026,640	109	6.99	$275,474	7.297	359.57	604	74.0
75.01 - 80.00	$138,057,528	523	32.16	$263,972	6.770	359.17	648	79.7
80.01 - 85.00	$57,039,021	225	13.29	$253,507	7.502	357.94	612	84.4
85.01 - 90.00	$87,226,110	334	20.32	$261,156	7.394	358.84	637	89.6
90.01 - 95.00	$33,981,158	130	7.91	$261,394	7.477	358.34	669	94.8
95.01 - 100.00	$8,842,509	41	2.06	$215,671	7.530	359.69	687	100.0
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$830,400	2	0.19	$415,200	4.990	358.20	740	80.0
5.001 - 5.500	$9,723,773	31	2.26	$313,670	5.403	358.13	707	77.7
5.501 - 6.000	$48,294,557	162	11.25	$298,115	5.878	357.33	682	76.7
6.001 - 6.500	$68,681,767	235	16.00	$292,263	6.338	358.31	665	77.8
6.501 - 7.000	$93,782,429	314	21.84	$298,670	6.832	358.98	646	80.6
7.001 - 7.500	$65,152,679	254	15.18	$256,507	7.312	359.48	626	81.5
7.501 - 8.000	$66,902,362	288	15.58	$232,300	7.841	358.39	600	84.0

Group2

ARM and Fixed $429,327,766

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.001 - 8.500	$32,480,367	143	7.57	$227,135	8.306	359.09	587	82.1
8.501 - 9.000	$24,945,976	128	5.81	$194,890	8.827	358.69	565	81.4
9.001 - 9.500	$7,694,782	47	1.79	$163,719	9.304	359.43	551	80.0
9.501 - 10.000	$7,081,280	43	1.65	$164,681	9.831	358.36	539	77.6
10.001 - 10.500	$1,478,644	9	0.34	$164,294	10.228	359.16	533	71.1
10.501 - 11.000	$1,287,250	6	0.30	$214,542	10.710	359.00	523	72.1
11.001 - 11.500	$490,500	2	0.11	$245,250	11.488	359.79	524	66.9
11.501 - 12.000	$501,000	4	0.12	$125,250	11.845	359.00	514	64.7
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$315,155,863	1,250	73.41	$252,125	7.182	358.60	627	80.0
PUD	$47,371,750	150	11.03	$315,812	7.167	359.77	636	81.2
CND	$22,514,439	100	5.24	$225,144	7.072	359.49	653	80.9
2 FAM	$20,948,357	80	4.88	$261,854	7.288	358.57	645	81.0
APUD	$12,768,138	51	2.97	$250,356	7.351	356.28	639	84.5
3 FAM	$8,134,928	28	1.89	$290,533	7.670	355.08	628	79.9
CNDP	$1,288,870	5	0.30	$257,774	7.509	359.56	609	79.0
4 FAM	$1,145,420	4	0.27	$286,355	7.277	359.37	682	74.6
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$233,061,337	922	54.29	$252,778	7.313	358.12	608	77.3
PUR	$169,880,011	628	39.57	$270,510	6.987	359.68	665	84.5
RNC	$26,386,418	118	6.15	$223,614	7.496	356.58	612	80.5
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$413,107,352	1,585	96.22	$260,636	7.179	358.61	630	80.4
INV	$15,183,714	79	3.54	$192,199	7.610	359.35	659	79.1
2H	$1,036,700	4	0.24	$259,175	7.738	359.41	641	75.2

Group2

ARM and Fixed $429,327,766

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$225,000	1	0.05	$225,000	5.750	120.00	683	77.6
121 - 180	$1,321,350	10	0.31	$132,135	7.001	180.00	615	67.1
181 - 300	$803,300	7	0.19	$114,757	7.156	240.00	620	80.2
301 - 360	$426,978,116	1,650	99.45	$258,775	7.197	359.54	631	80.4
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
STATED INCOME	$214,392,359	750	49.94	$285,856	7.340	359.27	643	80.9
2 YR FULL DOC	$114,348,645	512	26.63	$223,337	7.008	358.35	621	80.5
1 YR FULL DOC	$86,503,232	360	20.15	$240,287	7.049	357.35	621	78.7
1 YR LIMITED DOC	$13,788,625	44	3.21	$313,378	7.403	359.56	586	80.1
2 YR LIMITED DOC	$186,400	1	0.04	$186,400	7.990	359.00	512	80.0
FULL DOC	$108,504	1	0.03	$108,504	7.990	355.00	533	85.0
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$697,100	2	0.16	$348,550	6.481	359.65	803	84.8
781 - 800	$4,439,950	14	1.03	$317,139	6.479	359.73	788	85.2
761 - 780	$10,394,840	33	2.42	$314,995	6.129	359.77	771	82.7
741 - 760	$16,274,574	50	3.79	$325,491	6.605	359.13	752	84.3
721 - 740	$18,259,072	60	4.25	$304,318	6.445	359.66	730	82.1
701 - 720	$23,343,709	77	5.44	$303,165	6.579	357.62	709	84.6
681 - 700	$30,031,357	100	6.99	$300,314	6.620	358.01	689	82.3
661 - 680	$42,594,328	152	9.92	$280,226	6.814	358.65	669	83.7
641 - 660	$44,676,366	160	10.41	$279,227	6.857	359.14	650	80.6
621 - 640	$43,833,790	177	10.21	$247,649	6.940	358.62	630	82.2
601 - 620	$43,627,447	172	10.16	$253,648	7.106	359.49	611	80.8
581 - 600	$33,768,107	146	7.87	$231,288	7.433	358.46	590	78.9
561 - 580	$40,511,755	157	9.44	$258,037	7.761	357.68	572	78.6

Group2

ARM and Fixed $429,327,766

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
541 - 560	$29,919,600	143	6.97	$209,228	8.071	358.13	552	76.6
521 - 540	$27,844,963	129	6.49	$215,852	8.499	358.19	531	75.2
501 - 520	$17,835,807	91	4.15	$195,998	8.400	359.39	510	70.6
<= 500	$1,275,000	5	0.30	$255,000	8.243	359.29	500	72.0
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
C	$15,500,977	71	3.61	$218,324	8.250	358.83	556	68.6
B	$25,722,804	113	5.99	$227,635	8.020	357.91	561	73.0
AA	$290,431,823	1,052	67.65	$276,076	6.875	358.59	653	81.5
C-	$5,915,250	27	1.38	$219,083	9.792	359.54	538	63.7
A+	$82,464,161	361	19.21	$228,433	7.649	358.82	588	79.6
AA100	$8,842,509	41	2.06	$215,671	7.530	359.69	687	100.0
AA95	$450,242	3	0.10	$150,081	6.741	359.54	736	95.0
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$120,748,503	479	28.13	$252,085	7.452	359.23	639	83.4
12	$49,404,057	156	11.51	$316,693	7.119	359.44	630	79.2
24	$209,903,549	843	48.89	$248,996	7.168	359.46	623	79.7
36	$49,271,656	190	11.48	$259,325	6.762	352.92	646	76.4
	$429,327,766	**1,668**	**100.00**	**$257,391**	**7.196**	**358.64**	**631**	**80.3**

Range of Months to Roll (Excludes 213 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	5	$7,527,653	22	2.00	$342,166	6.717	359.46	640	81.4
7 - 12	11	$18,244,115	60	4.84	$304,069	7.025	359.35	644	82.4
13 - 18	18	$400,100	2	0.11	$200,050	7.499	354.00	655	85.4
19 - 24	24	$333,757,920	1,308	88.63	$255,167	7.280	359.51	626	80.6
25 - 31	31	$500,000	1	0.13	$500,000	6.490	355.00	577	76.9
32 - 37	36	$13,365,265	48	3.55	$278,443	6.765	359.54	657	80.4
>= 38	59	$2,794,690	14	0.74	$199,621	6.726	359.22	635	81.4

Group2

ARM and Fixed $429,327,766

Detailed Report

Range of Months to Roll (Excludes 213 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
		$376,589,743	1,455	100.00	$258,825	7.233	359.49	628	80.7

Range of Margin (Excludes 213 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$252,700	1	0.07	$252,700	8.000	360.00	600	95.0
4.001 - 5.000	$20,417,782	96	5.42	$212,685	7.364	359.55	643	85.4
5.001 - 6.000	$237,573,071	846	63.09	$280,819	6.887	359.52	651	82.0
6.001 - 7.000	$117,519,512	507	31.21	$231,794	7.903	359.43	579	77.2
7.001 - 8.000	$389,222	2	0.10	$194,611	7.737	357.56	602	80.0
8.001 - 9.000	$437,455	3	0.12	$145,818	8.757	358.83	594	85.0
6.179	$376,589,743	1,455	100.00	$258,825	7.233	359.49	628	80.7

Range of Maximum Rates (Excludes 213 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$830,400	2	0.22	$415,200	4.990	358.20	740	80.0
12.001 - 12.500	$9,673,773	30	2.57	$322,459	5.403	359.05	707	78.0
12.501 - 13.000	$40,704,108	135	10.81	$301,512	5.868	359.45	682	78.6
13.001 - 13.500	$54,703,386	188	14.53	$290,975	6.338	359.52	661	77.5
13.501 - 14.000	$80,822,229	267	21.46	$302,705	6.836	359.55	645	81.1
14.001 - 14.500	$58,307,751	223	15.48	$261,470	7.313	359.59	625	81.6
14.501 - 15.000	$60,496,561	256	16.06	$236,315	7.839	359.52	599	84.5
15.001 - 15.500	$30,156,524	132	8.01	$228,459	8.303	359.39	587	81.9
15.501 - 16.000	$23,052,440	118	6.12	$195,360	8.828	359.37	561	81.5
16.001 - 16.500	$7,471,982	44	1.98	$169,818	9.305	359.41	550	79.9
16.501 - 17.000	$6,613,194	39	1.76	$169,569	9.833	359.54	538	77.1
17.001 - 17.500	$1,478,644	9	0.39	$164,294	10.228	359.16	533	71.1
17.501 - 18.000	$1,287,250	6	0.34	$214,542	10.710	359.00	523	72.1
18.001 - 18.500	$490,500	2	0.13	$245,250	11.488	359.79	524	66.9
18.501 - 19.000	$501,000	4	0.13	$125,250	11.845	359.00	514	64.7
14.233	$376,589,743	1,455	100.00	$258,825	7.233	359.49	628	80.7

Initial Periodic Rate Cap (Excludes 213 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$234,000	1	0.06	$234,000	7.990	359.00	572	75.0

Group2

ARM and Fixed $429,327,766

Detailed Report

Initial Periodic Rate Cap (Excludes 213 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000	$26,110,168	83	6.93	$314,580	6.949	359.39	642	82.2
3.000	$350,245,575	1,371	93.00	$255,467	7.254	359.50	627	80.6
	$376,589,743	**1,455**	**100.00**	**$258,825**	**7.233**	**359.49**	**628**	**80.7**

Subsequent Periodic Rate Cap (Excludes 213 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$234,000	1	0.06	$234,000	7.990	359.00	572	75.0
1.500	$25,771,768	82	6.84	$314,290	6.935	359.39	643	82.1
2.000	$350,583,975	1,372	93.09	$255,528	7.255	359.50	627	80.6
	$376,589,743	**1,455**	**100.00**	**$258,825**	**7.233**	**359.49**	**628**	**80.7**

Range of Lifetime Rate Floor (Excludes 213 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$830,400	2	0.22	$415,200	4.990	358.20	740	80.0
5.001 - 6.000	$50,377,882	165	13.38	$305,320	5.778	359.38	687	78.5
6.001 - 7.000	$135,291,615	454	35.93	$297,999	6.632	359.54	652	79.6
7.001 - 8.000	$119,038,312	480	31.61	$247,996	7.582	359.55	611	83.1
8.001 - 9.000	$53,208,964	250	14.13	$212,836	8.530	359.38	576	81.7
9.001 - 10.000	$14,085,176	83	3.74	$169,701	9.553	359.47	544	78.6
> 10.000	$3,757,394	21	1.00	$178,924	10.773	359.17	526	70.0
	$376,589,743	**1,455**	**100.00**	**$258,825**	**7.233**	**359.49**	**628**	**80.7**

Next Interest Adjustment Date (Excludes 213 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/05	$4,053,273	13	1.08	$311,790	6.786	359.00	635	80.2
11/05	$3,474,380	9	0.92	$386,042	6.636	360.00	645	82.8
03/06	$366,560	2	0.10	$183,280	6.381	358.00	622	54.3
04/06	$8,488,071	28	2.25	$303,145	6.909	359.00	653	81.3
05/06	$8,503,984	27	2.26	$314,962	7.248	359.70	631	84.3
06/06	$885,500	3	0.24	$295,167	6.263	360.00	691	86.7
11/06	$400,100	2	0.11	$200,050	7.499	354.00	655	85.4
12/06	$302,547	2	0.08	$151,274	6.104	355.00	627	76.8
01/07	$1,085,109	5	0.29	$217,022	7.331	356.00	589	76.7
02/07	$4,373,216	17	1.16	$257,248	6.666	357.00	620	82.6
03/07	$8,239,062	48	2.19	$171,647	7.412	358.00	597	81.1

Group2

ARM and Fixed $429,327,766

Detailed Report

Next Interest Adjustment Date (Excludes 213 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/07	$127,678,669	597	33.90	$213,867	7.400	359.00	608	78.7
05/07	$179,228,466	598	47.59	$299,713	7.223	360.00	638	81.7
06/07	$12,850,851	41	3.41	$313,435	7.026	360.00	651	84.6
12/07	$500,000	1	0.13	$500,000	6.490	355.00	577	76.9
03/08	$1,217,655	5	0.32	$243,531	6.135	358.00	691	80.2
04/08	$3,719,250	15	0.99	$247,950	6.891	359.00	630	75.2
05/08	$7,769,085	26	2.06	$298,811	6.726	360.00	668	82.2
06/08	$659,275	2	0.18	$329,638	7.672	360.00	619	89.1
04/10	$2,167,740	11	0.58	$197,067	6.503	359.00	646	80.0
05/10	$454,050	2	0.12	$227,025	7.518	360.00	594	82.7
06/10	$172,900	1	0.05	$172,900	7.440	360.00	605	95.0
	$376,589,743	**1,455**	**100.00**	**$258,825**	**7.233**	**359.49**	**628**	**80.7**

Aggregate

ARM and Fixed $858,637,384

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	3,979	
Total Outstanding Balance	$858,637,384	
Average Loan Balance	$215,792	$36,000 to $1,000,000
WA Mortgage Rate	7.297%	4.990% to 12.250%
Net WAC	6.785%	4.479% to 11.739%
ARM Characteristics		
WA Gross Margin	6.203%	3.690% to 8.990%
WA Months to First Roll	24	5 to 60
WA First Periodic Cap	2.938%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.970%	1.000% to 2.000%
WA Lifetime Cap	14.350%	11.990% to 19.250%
WA Lifetime Floor	7.351%	4.990% to 12.250%
WA Original Term (months)	359	120 to 360
WA Remaining Term (months)	358	120 to 360
WA LTV	78.75%	11.91% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	619	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	71.49%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	46.33%	SFR	75.05%	STATED	48.16%	RCO	68.34%	OO	94.53%	AA	62.59%	0	28.51%
IL	10.09%	PUD	8.16%	2 YR FUL	26.82%	PUR	23.80%	INV	5.29%	A+	21.97%	12	9.35%
FL	8.46%	2 FAM	5.52%	1 YR FUL	22.24%	RNC	7.86%	2H	0.18%	B	7.32%	24	47.42%
VA	5.42%	CND	5.12%	1 YR LIMI	2.74%					C	4.84%	36	14.72%
NY	3.90%	APUD	3.19%	FULL DO	0.03%					AA100	1.89%		
										C-	1.27%		
										AA95	0.11%		

Aggregate

ARM and Fixed $858,637,384

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$12,460,963	43	1.45	$289,790	6.804	359.67	649	79.6
1/29 LIB6M	$29,657,231	120	3.45	$247,144	7.186	359.66	630	81.7
2/28 LIB6M	$501,995,236	2,458	58.46	$204,229	7.598	359.67	598	78.6
2/28 LIB6M - IO	$146,420,047	521	17.05	$281,037	6.696	359.66	658	81.2
3/27 LIB6M	$14,622,145	68	1.70	$215,032	7.171	359.64	635	79.4
3/27 LIB6M - IO	$10,831,515	40	1.26	$270,788	6.513	359.59	670	81.5
5/25 LIB6M	$8,355,540	38	0.97	$219,883	6.771	359.69	640	77.9
10Yr Fixed	$225,000	1	0.03	$225,000	5.750	120.00	683	77.6
15Yr Fixed	$3,932,650	32	0.46	$122,895	7.011	180.00	637	69.4
20Yr Fixed	$3,473,240	25	0.40	$138,930	6.874	240.00	635	73.1
25Yr Fixed	$423,500	2	0.05	$211,750	6.584	300.00	641	67.3
30Yr Fixed	$116,919,416	601	13.62	$194,541	7.032	359.99	642	76.0
30Yr Fixed - IO	$9,320,901	30	1.09	$310,697	6.744	359.90	675	76.2
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$724,342,677	3,288	84.36	$220,299	7.351	359.67	615	79.3
Fixed 120	$225,000	1	0.03	$225,000	5.750	120.00	683	77.6
Fixed 180	$3,932,650	32	0.46	$122,895	7.011	180.00	637	69.4
Fixed 240	$3,473,240	25	0.40	$138,930	6.874	240.00	635	73.1
Fixed 300	$423,500	2	0.05	$211,750	6.584	300.00	641	67.3
Fixed 360	$126,240,317	631	14.70	$200,064	7.011	359.98	645	76.0
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$1,135,925	23	0.13	$49,388	8.265	351.77	588	57.9
$50,000.01 - $75,000.00	$11,728,773	182	1.37	$64,444	8.120	350.58	601	77.5
$75,000.01 - $100,000.00	$25,715,863	291	2.99	$88,371	8.006	354.48	594	77.7
$100,000.01 - $150,000.00	$103,305,998	825	12.03	$125,219	7.604	355.95	604	77.6
$150,000.01 - $200,000.00	$134,880,750	771	15.71	$174,943	7.540	358.02	605	76.9
$200,000.01 - $250,000.00	$130,745,861	580	15.23	$225,424	7.272	358.26	616	78.3
$250,000.01 - $300,000.00	$146,891,862	535	17.11	$274,564	7.172	358.75	616	78.9
$300,000.01 - $350,000.00	$90,363,170	280	10.52	$322,726	7.100	359.66	626	80.2
$350,000.01 - $400,000.00	$81,675,660	218	9.51	$374,659	7.021	359.77	639	80.9
$400,000.01 - $450,000.00	$48,064,964	113	5.60	$425,354	6.945	359.78	644	81.1
$450,000.01 - $500,000.00	$45,751,260	96	5.33	$476,576	7.089	359.68	638	80.7

Aggregate

ARM and Fixed $858,637,384

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$500,000.01 - $550,000.00	$13,695,164	26	1.59	$526,737	7.154	359.65	651	81.1
$550,000.01 - $600,000.00	$15,657,162	27	1.82	$579,895	7.371	359.59	629	79.0
$600,000.01 - $650,000.00	$2,500,722	4	0.29	$625,181	6.255	359.75	678	76.6
$650,000.01 - $700,000.00	$1,358,750	2	0.16	$679,375	7.379	359.50	651	71.5
$700,000.01 - $750,000.00	$750,000	1	0.09	$750,000	6.875	360.00	650	75.0
$750,000.01 - $800,000.00	$1,590,500	2	0.19	$795,250	7.144	359.50	665	59.6
$800,000.01 - $850,000.00	$825,000	1	0.10	$825,000	6.990	360.00	613	75.0
> $900,000.00	$2,000,000	2	0.23	$1,000,000	6.620	360.00	672	63.6
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$731,000	2	0.09	$365,500	8.130	360.00	598	82.3
Alaska	$286,900	1	0.03	$286,900	6.500	360.00	702	95.0
Arizona	$7,476,608	43	0.87	$173,875	7.560	357.31	602	80.3
Arkansas	$1,906,060	14	0.22	$136,147	7.760	359.87	655	89.0
California	$397,793,200	1,447	46.33	$274,909	6.978	358.18	624	75.9
Colorado	$3,642,529	18	0.42	$202,363	7.059	359.34	598	82.5
Connecticut	$12,030,649	63	1.40	$190,963	7.815	359.60	599	80.6
Delaware	$601,400	4	0.07	$150,350	8.127	359.47	555	76.2
District of Columbia	$3,025,550	16	0.35	$189,097	8.267	359.72	563	65.7
Florida	$72,651,735	418	8.46	$173,808	7.471	358.70	619	81.2
Georgia	$17,700,297	117	2.06	$151,285	7.747	357.17	609	84.5
Hawaii	$977,500	5	0.11	$195,500	6.494	359.87	621	55.7
Idaho	$316,885	3	0.04	$105,628	7.065	360.00	646	88.9
Illinois	$86,611,512	423	10.09	$204,755	7.427	359.01	631	83.3
Indiana	$2,448,096	26	0.29	$94,158	8.026	356.14	609	87.0
Iowa	$1,858,355	16	0.22	$116,147	8.387	359.82	604	88.0
Kansas	$796,400	8	0.09	$99,550	8.486	346.21	576	82.6
Kentucky	$1,751,552	14	0.20	$125,111	7.890	359.79	599	85.9
Louisiana	$3,794,550	34	0.44	$111,604	7.559	355.49	610	80.2
Maine	$674,000	4	0.08	$168,500	7.335	359.65	611	59.6
Maryland	$32,659,339	148	3.80	$220,671	7.530	359.08	605	78.9
Massachusetts	$13,666,310	52	1.59	$262,814	7.553	359.72	607	81.2
Michigan	$19,673,982	147	2.29	$133,837	7.841	358.91	603	83.6
Minnesota	$7,570,334	38	0.88	$199,219	7.839	359.61	589	80.3
Mississippi	$705,400	6	0.08	$117,567	8.224	359.81	571	90.0
Missouri	$2,863,095	29	0.33	$98,727	7.658	359.75	608	83.0
Nebraska	$378,600	3	0.04	$126,200	8.222	359.71	606	94.0
Nevada	$18,449,758	84	2.15	$219,640	7.541	359.65	616	81.3
New Hampshire	$2,203,400	7	0.26	$314,771	7.428	335.14	619	81.8

Aggregate

ARM and Fixed $858,637,384

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
New Jersey	$11,059,416	54	1.29	$204,804	7.768	358.49	606	78.9
New Mexico	$3,314,717	22	0.39	$150,669	8.567	359.71	596	79.7
New York	$33,488,627	128	3.90	$261,630	7.457	359.25	628	78.1
North Carolina	$1,344,075	9	0.16	$149,342	7.878	359.85	615	83.6
North Dakota	$84,408	1	0.01	$84,408	7.590	360.00	653	95.0
Ohio	$7,299,915	65	0.85	$112,306	7.954	351.34	609	86.3
Oklahoma	$530,100	4	0.06	$132,525	7.693	359.79	656	83.5
Oregon	$1,750,756	12	0.20	$145,896	7.514	359.26	615	82.3
Pennsylvania	$7,577,398	52	0.88	$145,719	7.645	355.08	607	80.7
Rhode Island	$5,635,156	27	0.66	$208,709	7.443	359.74	606	79.7
South Carolina	$2,291,275	20	0.27	$114,564	7.607	348.79	626	84.6
South Dakota	$92,800	1	0.01	$92,800	8.240	360.00	553	80.0
Tennessee	$2,754,932	26	0.32	$105,959	8.329	359.26	588	84.5
Texas	$3,767,844	31	0.44	$121,543	7.572	356.80	646	83.4
Utah	$445,050	2	0.05	$222,525	7.176	260.30	642	89.5
Virginia	$46,510,045	238	5.42	$195,420	7.608	359.79	609	78.9
Washington	$7,591,990	41	0.88	$185,170	6.858	353.56	627	81.5
West Virginia	$1,691,663	11	0.20	$153,788	8.046	359.71	577	84.6
Wisconsin	$6,162,219	45	0.72	$136,938	7.719	357.37	625	83.8
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$28,362,185	178	3.30	$159,338	7.177	353.81	593	41.0
50.01 - 55.00	$14,941,894	78	1.74	$191,563	7.011	355.32	601	52.9
55.01 - 60.00	$28,193,464	140	3.28	$201,382	7.229	357.75	593	58.0
60.01 - 65.00	$44,960,903	211	5.24	$213,085	7.340	356.29	588	63.6
65.01 - 70.00	$74,640,759	325	8.69	$229,664	7.430	358.80	589	68.7
70.01 - 75.00	$82,614,109	387	9.62	$213,473	7.330	358.71	594	73.9
75.01 - 80.00	$233,685,308	1,037	27.22	$225,347	6.941	358.76	633	79.6
80.01 - 85.00	$118,459,073	548	13.80	$216,166	7.530	357.93	609	84.5
85.01 - 90.00	$157,227,058	714	18.31	$220,206	7.487	359.25	632	89.6
90.01 - 95.00	$59,401,925	269	6.92	$220,825	7.557	358.81	660	94.7
95.01 - 100.00	$16,150,706	92	1.88	$175,551	7.608	356.89	685	99.9
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Aggregate

ARM and Fixed $858,637,384

Detailed Report

Range of Current Gross Coupon								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$1,404,150	4	0.16	$351,038	4.990	358.54	736	73.5
5.001 - 5.500	$14,777,286	52	1.72	$284,179	5.399	358.65	705	76.0
5.501 - 6.000	$75,362,595	289	8.78	$260,770	5.878	357.21	677	75.4
6.001 - 6.500	$127,670,058	523	14.87	$244,111	6.334	357.04	654	75.4
6.501 - 7.000	$191,609,507	797	22.32	$240,413	6.835	358.39	634	78.5
7.001 - 7.500	$133,969,888	618	15.60	$216,780	7.312	358.89	617	80.1
7.501 - 8.000	$142,427,462	723	16.59	$196,995	7.838	358.34	595	82.1
8.001 - 8.500	$67,283,487	354	7.84	$190,066	8.310	359.36	580	81.5
8.501 - 9.000	$59,751,675	348	6.96	$171,700	8.831	358.72	563	79.9
9.001 - 9.500	$18,850,683	115	2.20	$163,919	9.311	359.70	558	79.2
9.501 - 10.000	$16,658,180	100	1.94	$166,582	9.842	359.25	534	74.5
10.001 - 10.500	$4,563,144	28	0.53	$162,969	10.262	359.67	531	73.3
10.501 - 11.000	$2,584,510	15	0.30	$172,301	10.738	359.50	524	71.8
11.001 - 11.500	$859,885	6	0.10	$143,314	11.387	359.88	516	62.7
11.501 - 12.000	$551,000	5	0.06	$110,200	11.840	359.09	514	63.6
12.001 - 12.500	$313,875	2	0.04	$156,938	12.219	360.00	509	64.4
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Property Type								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$644,425,991	3,066	75.05	$210,185	7.279	358.11	616	78.6
PUD	$70,093,193	265	8.16	$264,503	7.333	359.79	625	80.2
2 FAM	$47,396,339	195	5.52	$243,058	7.298	358.33	632	77.2
CND	$43,956,094	229	5.12	$191,948	7.219	359.05	634	79.9
APUD	$27,390,358	129	3.19	$212,328	7.402	358.21	623	82.6
3 FAM	$17,410,078	62	2.03	$280,808	7.661	357.69	624	76.2
4 FAM	$5,157,220	18	0.60	$286,512	7.658	359.66	669	73.3
CNDP	$2,808,110	15	0.33	$187,207	7.584	359.80	615	80.9
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Purpose								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$586,785,590	2,729	68.34	$215,019	7.339	358.08	605	76.6
PUR	$204,396,527	891	23.80	$229,401	7.109	359.59	662	84.5
RNC	$67,455,267	359	7.86	$187,898	7.497	356.49	611	80.5
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Aggregate

ARM and Fixed $858,637,384

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$811,675,059	3,717	94.53	$218,368	7.264	358.28	618	78.8
INV	$45,438,765	255	5.29	$178,191	7.849	358.87	647	78.6
2H	$1,523,560	7	0.18	$217,651	8.188	359.60	625	76.9
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$225,000	1	0.03	$225,000	5.750	120.00	683	77.6
121 - 180	$3,932,650	32	0.46	$122,895	7.011	180.00	637	69.4
181 - 300	$3,896,740	27	0.45	$144,324	6.843	246.52	636	72.5
301 - 360	$850,582,994	3,919	99.06	$217,041	7.300	359.72	619	78.8
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
STATED INCOME	$413,486,323	1,710	48.16	$241,805	7.404	358.79	632	78.9
2 YR FULL DOC	$230,280,202	1,229	26.82	$187,372	7.184	357.99	611	80.2
1 YR FULL DOC	$190,924,674	944	22.24	$202,251	7.176	357.52	606	76.7
1 YR LIMITED DOC	$23,540,881	93	2.74	$253,128	7.477	359.74	581	78.4
FULL DOC	$218,904	2	0.03	$109,452	7.365	355.00	564	82.5
2 YR LIMITED DOC	$186,400	1	0.02	$186,400	7.990	359.00	512	80.0
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$1,105,600	4	0.13	$276,400	6.499	308.66	803	77.7
781 - 800	$5,844,431	24	0.68	$243,518	6.455	359.73	788	82.4
761 - 780	$14,117,505	51	1.64	$276,814	6.220	359.81	770	82.7
741 - 760	$22,695,030	81	2.64	$280,186	6.573	359.35	751	82.1
721 - 740	$27,293,780	103	3.18	$264,988	6.435	358.70	730	81.6
701 - 720	$39,758,694	161	4.63	$246,948	6.574	357.21	710	83.3
681 - 700	$48,439,095	196	5.64	$247,138	6.707	357.76	690	81.1
661 - 680	$69,142,708	288	8.05	$240,079	6.852	358.16	669	82.7
641 - 660	$85,809,582	376	9.99	$228,217	6.927	357.70	650	80.4
621 - 640	$90,618,239	429	10.55	$211,231	7.002	358.49	630	81.5

Aggregate

ARM and Fixed $858,637,384

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
601 - 620	$97,762,501	462	11.39	$211,607	7.126	358.37	610	79.5
581 - 600	$88,151,231	436	10.27	$202,182	7.366	357.83	591	77.6
561 - 580	$78,320,023	367	9.12	$213,406	7.695	358.18	572	77.4
541 - 560	$74,185,866	392	8.64	$189,250	8.016	359.21	551	75.3
521 - 540	$62,999,757	329	7.34	$191,489	8.386	358.61	531	73.1
501 - 520	$48,568,961	262	5.66	$185,378	8.533	359.72	510	70.1
<= 500	$3,824,380	18	0.45	$212,466	8.532	359.76	500	73.8
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
C	$41,584,785	212	4.84	$196,155	8.312	357.88	554	68.7
B	$62,836,164	322	7.32	$195,143	7.938	358.94	562	73.2
AA	$537,432,231	2,356	62.59	$228,112	6.957	358.11	642	80.1
C-	$10,887,430	56	1.27	$194,418	9.811	359.73	537	63.7
A+	$188,664,100	934	21.97	$201,996	7.655	358.83	586	77.9
AA100	$16,247,806	92	1.89	$176,607	7.597	356.90	685	99.8
AA95	$984,867	7	0.11	$140,695	7.287	359.79	680	94.5
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$244,821,494	1,164	28.51	$210,328	7.536	358.71	624	81.6
12	$80,243,954	302	9.35	$265,708	7.268	359.51	620	77.9
24	$407,197,415	1,889	47.42	$215,562	7.285	359.58	610	78.3
36	$126,374,521	624	14.72	$202,523	6.887	352.75	640	75.3
	$858,637,384	**3,979**	**100.00**	**$215,792**	**7.297**	**358.32**	**619**	**78.7**

Range of Months to Roll (Excludes 691 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	6	$12,460,963	43	1.72	$289,790	6.804	359.67	649	79.6
7 - 12	12	$29,871,045	121	4.12	$246,868	7.182	359.58	629	81.8
13 - 18	18	$400,100	2	0.06	$200,050	7.499	354.00	655	85.4
19 - 24	24	$647,801,369	2,976	89.43	$217,675	7.395	359.68	611	79.2
25 - 31	31	$500,000	1	0.07	$500,000	6.490	355.00	577	76.9

Aggregate

ARM and Fixed $858,637,384

Detailed Report

Range of Months to Roll (Excludes 691 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
32 - 37	36	$24,953,660	107	3.45	$233,212	6.899	359.71	652	80.4
>= 38	60	$8,355,540	38	1.15	$219,883	6.771	359.69	640	77.9
		$724,342,677	**3,288**	**100.00**	**$220,299**	**7.351**	**359.67**	**615**	**79.3**

Range of Margin (Excludes 691 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$252,700	1	0.03	$252,700	8.000	360.00	600	95.0
4.001 - 5.000	$44,822,777	234	6.19	$191,550	7.317	359.78	630	83.0
5.001 - 6.000	$422,501,036	1,787	58.33	$236,430	6.996	359.66	638	80.8
6.001 - 7.000	$255,698,237	1,259	35.30	$203,096	7.939	359.68	574	76.1
7.001 - 8.000	$630,472	4	0.09	$157,618	7.800	358.01	599	82.7
8.001 - 9.000	$437,455	3	0.06	$145,818	8.757	358.83	594	85.0
6.203	**$724,342,677**	**3,288**	**100.00**	**$220,299**	**7.351**	**359.67**	**615**	**79.3**

Range of Maximum Rates (Excludes 691 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$1,404,150	4	0.19	$351,038	4.990	358.54	736	73.5
12.001 - 12.500	$14,926,909	52	2.06	$287,056	5.410	359.23	704	75.9
12.501 - 13.000	$62,340,296	234	8.61	$266,412	5.866	359.61	674	77.2
13.001 - 13.500	$94,409,588	378	13.03	$249,761	6.334	359.64	648	75.9
13.501 - 14.000	$153,400,591	614	21.18	$249,838	6.837	359.69	632	79.1
14.001 - 14.500	$114,630,354	517	15.83	$221,722	7.314	359.71	615	80.6
14.501 - 15.000	$125,925,606	621	17.38	$202,779	7.839	359.72	593	82.4
15.001 - 15.500	$60,256,159	305	8.32	$197,561	8.312	359.66	578	81.6
15.501 - 16.000	$55,020,883	312	7.60	$176,349	8.835	359.67	560	80.1
16.001 - 16.500	$17,515,133	103	2.42	$170,050	9.314	359.67	555	78.5
16.501 - 17.000	$15,924,594	94	2.20	$169,411	9.843	359.75	533	74.2
17.001 - 17.500	$4,279,144	26	0.59	$164,582	10.268	359.65	532	74.1
17.501 - 18.000	$2,634,510	16	0.36	$164,657	10.758	359.51	523	71.4
18.001 - 18.500	$859,885	6	0.12	$143,314	11.387	359.88	516	62.7
18.501 - 19.000	$501,000	4	0.07	$125,250	11.845	359.00	514	64.7
19.001 - 19.500	$313,875	2	0.04	$156,938	12.219	360.00	509	64.4
14.350	**$724,342,677**	**3,288**	**100.00**	**$220,299**	**7.351**	**359.67**	**615**	**79.3**

Aggregate

ARM and Fixed $858,637,384

Detailed Report

Initial Periodic Rate Cap (Excludes 691 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$284,000	2	0.04	$142,000	8.659	359.18	561	71.0
1.500	$413,000	2	0.06	$206,500	7.593	359.00	529	62.8
2.000	$43,952,408	170	6.07	$258,544	7.063	359.62	635	81.3
3.000	$679,693,269	3,114	93.84	$218,270	7.369	359.67	613	79.2
	$724,342,677	**3,288**	**100.00**	**$220,299**	**7.351**	**359.67**	**615**	**79.3**

Subsequent Periodic Rate Cap (Excludes 691 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$284,000	2	0.04	$142,000	8.659	359.18	561	71.0
1.500	$42,745,008	166	5.90	$257,500	7.076	359.60	634	81.0
2.000	$681,313,669	3,120	94.06	$218,370	7.368	359.67	613	79.2
	$724,342,677	**3,288**	**100.00**	**$220,299**	**7.351**	**359.67**	**615**	**79.3**

Range of Lifetime Rate Floor (Excludes 691 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$1,404,150	4	0.19	$351,038	4.990	358.54	736	73.5
5.001 - 6.000	$77,067,583	285	10.64	$270,413	5.776	359.55	680	77.0
6.001 - 7.000	$247,775,801	992	34.21	$249,774	6.644	359.67	638	77.8
7.001 - 8.000	$240,789,961	1,139	33.24	$211,405	7.589	359.72	603	81.5
8.001 - 9.000	$115,277,041	617	15.91	$186,835	8.562	359.67	570	80.9
9.001 - 10.000	$33,439,727	197	4.62	$169,745	9.566	359.71	545	76.4
> 10.000	$8,588,414	54	1.19	$159,045	10.694	359.61	526	71.2
	$724,342,677	**3,288**	**100.00**	**$220,299**	**7.351**	**359.67**	**615**	**79.3**

Next Interest Adjustment Date (Excludes 691 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/05	$4,053,273	13	0.56	$311,790	6.786	359.00	635	80.2
11/05	$8,407,690	30	1.16	$280,256	6.812	360.00	655	79.4
03/06	$366,560	2	0.05	$183,280	6.381	358.00	622	54.3
04/06	$9,211,481	32	1.27	$287,859	6.946	359.00	650	81.5
05/06	$19,225,704	83	2.65	$231,635	7.345	359.87	618	82.1
06/06	$1,067,300	4	0.15	$266,825	6.557	360.00	667	87.3
11/06	$400,100	2	0.06	$200,050	7.499	354.00	655	85.4
12/06	$412,947	3	0.06	$137,649	6.277	355.00	618	77.7
01/07	$1,085,109	5	0.15	$217,022	7.331	356.00	589	76.7

Aggregate

ARM and Fixed $858,637,384

Detailed Report

Next Interest Adjustment Date (Excludes 691 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/07	$7,996,789	32	1.10	$249,900	6.631	357.00	620	80.0
03/07	$9,864,951	57	1.36	$173,069	7.288	358.00	602	80.9
04/07	$157,714,651	753	21.77	$209,448	7.410	359.00	608	78.3
05/07	$439,560,066	1,980	60.68	$222,000	7.412	360.00	612	79.3
06/07	$31,166,856	146	4.30	$213,472	7.314	360.00	625	81.5
12/07	$500,000	1	0.07	$500,000	6.490	355.00	577	76.9
03/08	$1,217,655	5	0.17	$243,531	6.135	358.00	691	80.2
04/08	$4,708,150	20	0.65	$235,408	6.830	359.00	637	77.3
05/08	$17,316,655	74	2.39	$234,009	6.896	360.00	657	80.2
06/08	$1,711,200	8	0.24	$213,900	7.665	360.00	610	90.3
04/10	$2,604,440	13	0.36	$200,342	6.691	359.00	636	81.0
05/10	$5,431,200	23	0.75	$236,139	6.808	360.00	643	75.9
06/10	$319,900	2	0.04	$159,950	6.801	360.00	621	85.3
	$724,342,677	**3,288**	**100.00**	**$220,299**	**7.351**	**359.67**	**615**	**79.3**

Period	Flat LIBOR Excess Spread	Excess Rate	Forward LIBOR Excess Spread	Excess Rate
1	3,369,251.06	2.88793	3,369,251.06	2.88793
2	3,083,601.58	2.65878	3,023,020.83	2.60655
3	3,020,360.74	2.62479	2,902,091.45	2.52201
4	2,997,200.09	2.63042	2,837,907.78	2.49062
5	3,012,150.06	2.67511	2,829,906.04	2.51326
6	2,945,158.68	2.65237	2,736,171.94	2.46416
7	2,958,776.09	2.70784	2,744,223.79	2.51148
8	2,861,220.22	2.66684	2,628,170.79	2.44962
9	2,800,743.87	2.66460	2,559,208.70	2.43480
10	2,855,850.67	2.77977	2,631,691.37	2.56158
11	2,664,666.12	2.65959	2,411,889.89	2.40730
12	2,650,985.34	2.71887	2,406,070.86	2.46768
13	2,585,740.83	2.72878	2,339,205.46	2.46861
14	2,547,374.11	2.76612	2,307,796.85	2.50597
15	2,437,426.35	2.72333	2,188,099.22	2.44475
16	2,366,386.92	2.72044	2,115,551.50	2.43206
17	2,331,817.73	2.75821	2,089,278.86	2.47130
18	2,235,454.96	2.72065	1,992,147.33	2.42452
19	2,208,291.53	2.76524	1,987,677.77	2.48896
20	2,111,644.20	2.72057	1,886,010.70	2.42984
21	2,049,763.34	2.71707	1,827,459.79	2.42236
22	2,082,838.49	2.84057	1,887,377.31	2.57395
23	1,932,132.79	2.71106	1,716,287.13	2.40814
24	2,307,651.44	3.33136	2,212,178.55	3.19344
25	2,921,687.15	4.37383	2,981,656.04	4.46339
26	2,796,699.49	4.40600	2,849,786.65	4.48922
27	2,624,315.39	4.34997	2,657,511.43	4.40438
28	2,487,150.00	4.33652	2,509,204.35	4.37418
29	2,387,056.15	4.37109	2,405,747.40	4.40432
30	2,252,513.45	4.31481	2,285,603.53	4.37701
31	2,187,324.27	4.36690	2,295,794.26	4.58200
32	2,079,238.33	4.31156	2,169,191.10	4.49636
33	2,006,430.41	4.30746	2,086,048.63	4.47637
34	1,990,408.14	4.41047	2,074,403.89	4.59421
35	1,885,089.31	4.30320	1,947,434.95	4.44293
36	1,863,097.98	4.38129	1,931,399.29	4.53896
37	1,801,440.35	4.36397	1,870,726.95	4.52857
38	1,764,520.19	4.40327	1,829,905.41	4.56283
39	1,695,872.19	4.35930	1,749,904.81	4.49433
40	1,647,265.49	4.36166	1,697,469.45	4.49041
41	1,619,195.84	4.41612	1,672,558.87	4.55710
42	1,551,616.92	4.35881	1,603,138.79	4.49873
43	1,524,700.97	4.41163	1,590,275.83	4.59611
44	1,460,808.38	4.35339	1,516,964.68	4.51524
45	1,417,116.15	4.34959	1,469,947.36	4.50591
46	1,426,330.06	4.50880	1,492,729.42	4.71223
47	1,333,310.86	4.34068	1,379,725.05	4.48529
48	1,308,536.33	4.38719	1,361,845.93	4.55898
49	1,252,770.76	4.32549	1,306,115.79	4.50247

50	1,229,616.39	4.37205	1,284,789.78	4.56056
51	1,177,206.98	4.31031	1,224,087.36	4.47408
52	1,141,171.06	4.30264	1,185,043.89	4.45985
53	1,120,166.70	4.34894	1,166,005.17	4.51823
54	1,072,810.93	4.28873	1,115,515.91	4.45055
55	1,053,917.51	4.33816	1,106,505.97	4.54517
56	1,009,872.56	4.28003	1,055,249.04	4.46268
57	979,856.78	4.27575	1,022,746.57	4.45289
58	986,396.40	4.43158	1,039,789.03	4.66058
59	922,582.13	4.26734	960,867.21	4.43371
60	907,816.21	4.32299	951,805.42	4.52116
61	991,726.51	4.86182	852,237.07	4.16722
62	985,025.91	4.97137	856,808.43	4.31273
63	934,395.50	4.85476	798,113.30	4.13527
64	907,041.49	4.85134	772,394.29	4.11943
65	901,000.76	4.96072	777,102.51	4.26603
66	854,912.12	4.84523	726,759.26	4.10650
67	849,298.17	4.95467	737,173.66	4.28720
68	805,862.84	4.83911	686,543.07	4.10942
69	782,444.01	4.83609	664,601.50	4.09423
70	812,571.42	5.16926	720,475.59	4.56789
71	737,732.31	4.83036	622,929.17	4.06451
72	733,079.61	4.94007	629,810.62	4.22904
73	695,925.33	4.82651	590,470.61	4.08018
74	691,570.25	4.93611	594,836.31	4.22975
75	656,631.59	4.82320	553,904.08	4.05299
76	637,819.07	4.82129	536,498.01	4.03943
77	633,808.36	4.93020	540,746.07	4.18934
78	601,879.89	4.81776	505,215.01	4.02732
79	598,123.86	4.92655	512,652.89	4.20474
80	568,095.79	4.81479	477,323.79	4.02801
81	520,651.00	4.54040	430,990.90	3.74192
82	532,423.34	4.77732	456,249.96	4.07537
83	491,821.86	4.54048	404,696.01	3.71894
84	490,481.37	4.65878	411,988.04	3.89483
85	464,722.02	4.54136	384,340.86	3.73785
86	463,465.12	4.65951	389,802.47	3.89975
87	439,246.16	4.54307	361,196.57	3.71716
88	427,086.11	4.54426	350,228.96	3.70752
89	425,939.97	4.66219	355,445.17	3.87040
90	403,862.85	4.54734	330,630.83	3.70311
91	402,774.38	4.66503	337,799.48	3.89143
92	381,995.29	4.55101	313,217.30	3.71116
93	371,547.54	4.55312	303,896.17	3.70331
94	388,759.98	4.90015	335,960.98	4.21060
95	351,591.86	4.55813	286,228.13	3.68931
96	350,627.68	4.67523	291,692.62	3.86656
97	332,825.78	4.56426	272,313.01	3.71211
98	331,908.65	4.68119	276,598.01	3.87741
99	315,177.17	4.57156	256,819.26	3.70211
100	306,750.59	4.57568	249,472.70	3.69796
101	305,894.74	4.69234	253,534.70	3.86440

102	290,652.53	4.58488	236,250.02	3.70263
103	289,799.11	4.70084	241,350.82	3.88927
104	275,335.66	4.59254	224,284.33	3.71610
105	267,968.04	4.59593	217,941.68	3.71266
106	279,578.74	4.93041	240,641.41	4.21465
107	253,890.42	4.60364	205,919.21	3.70785
108	253,037.87	4.71743	209,781.82	3.88343
109	240,645.42	4.61265	196,107.64	3.73210
110	239,830.02	4.72627	199,276.40	3.89864
111	228,182.86	4.62304	185,586.65	3.73243
112	222,230.14	4.62877	180,599.63	3.73368
113	221,463.32	4.74210	183,565.75	3.90101
114	210,850.78	4.64130	171,509.12	3.74651
115	210,105.05	4.75428	174,954.97	3.92833
116	200,129.92	4.65514	163,276.93	3.76823
117	195,008.34	4.66267	159,062.55	3.77312
118	202,821.52	4.98478	174,991.16	4.26636
119	185,218.85	4.67903	151,074.24	3.78556
120	184,532.19	4.79149	153,794.58	3.96067
121	176,003.92	4.69718	144,305.68	3.81933
122	175,335.08	4.80934	146,626.50	3.98821
123	167,321.10	4.71691	137,314.10	3.83823
124	163,169.45	4.72743	133,989.85	3.84882
125	162,520.21	4.83908	136,109.71	4.01768
126	155,232.11	4.75001	127,848.43	3.87794
127	154,597.09	4.86141	130,144.23	4.05639
128	147,758.36	4.77474	122,238.21	3.91490
129	144,186.61	4.78795	119,425.18	3.93005
130	146,405.97	4.99574	125,749.00	4.25192
131	137,310.24	4.81448	114,046.25	3.96215
132	136,672.51	4.92407	115,829.75	4.13456
133	130,813.55	4.84263	109,328.54	4.00952
134	130,187.73	4.95194	110,869.06	4.17742
135	124,694.17	4.87324	104,588.64	4.04868
136	121,768.91	4.88950	102,335.79	4.06984
137	121,153.97	4.99819	103,720.44	4.23766
138	116,162.64	4.92356	98,136.86	4.11905
139	115,553.43	5.03181	99,566.24	4.29310
140	110,877.69	4.96026	94,268.41	4.17552
141	108,350.85	4.97970	92,355.63	4.20227
142	111,461.68	5.26257	99,440.67	4.64785
143	103,516.99	5.02084	88,720.56	4.25964
144	102,924.52	5.12823	89,819.54	4.42966
145	98,961.72	5.06513	85,490.71	4.33074
146	98,368.26	5.17185	86,431.61	4.49729
147	94,655.63	5.11206	82,295.24	4.39826
148	92,595.66	5.13678	80,775.26	4.43409
149	92,007.44	5.24283	81,587.41	4.60004
150	88,660.74	5.18931	77,930.72	4.51286
151	88,082.68	5.29536	78,741.65	4.68323
152	84,959.48	5.24611	75,312.27	4.60042
153	83,189.15	5.27600	74,031.94	4.64446

154	84,893.63	5.52992	78,363.31	5.04901
155	79,781.32	5.33757	71,582.59	4.73665
156	79,194.34	5.44162	72,143.28	4.90258
157	76,561.40	5.40293	69,357.09	4.84037
158	75,972.45	5.50623	69,816.36	5.00376
159	73,511.66	5.47176	67,189.86	4.94527
160	72,049.39	5.50767	66,154.48	5.00019
161	71,456.84	5.60973	66,506.42	5.16210
162	69,249.97	5.58307	64,203.10	5.11740
163	68,658.56	5.68457	64,521.97	5.28113
164	66,609.25	5.66347	62,389.26	5.24384
165	65,345.50	5.70562	61,511.35	5.30898
166	66,028.56	5.92043	63,800.15	5.65444
167	62,925.68	5.79401	59,841.01	5.44596
168	62,335.00	5.89398	59,991.01	5.60616
169	60,642.49	5.88810	58,305.49	5.59485
170	60,051.37	5.98740	58,389.00	5.75316
171	58,487.98	5.98819	56,839.88	5.75071
172	57,456.63	6.04059	56,142.50	5.83244
173	56,864.23	6.13883	56,147.15	5.98926
174	55,481.32	6.15031	54,820.49	6.00445
175	54,887.69	6.24778	54,784.38	6.16126
176	53,616.87	6.26687	53,585.88	6.18790
177	52,724.21	6.32784	52,993.32	6.28337
178	52,399.65	6.45755	53,331.75	6.49283
179	51,014.20	6.45539	51,864.66	6.48329
180	50,416.45	6.55080	51,704.36	6.63629
181	49,399.76	6.59078	50,813.05	6.69649
182	48,805.31	6.68436	50,607.91	6.84633
183	47,885.39	6.73247	49,823.55	6.91893
184	47,160.12	6.80647	49,352.25	7.03515
185	46,562.54	6.89853	49,085.78	7.18262
186	45,753.23	6.95845	48,446.45	7.27692
187	45,137.33	7.04685	48,124.55	7.42010
188	44,406.77	7.11665	47,569.42	7.52881
189	43,761.77	7.19924	47,151.38	7.66034
190	43,165.86	7.28948	46,839.09	7.81117
191	42,291.22	7.33110	46,353.97	7.93502
192	41,158.62	7.32390	45,136.38	7.93125
193	40,056.56	7.31674	43,903.13	7.91888
194	38,984.19	7.30961	42,706.20	7.90702
195	37,940.68	7.30252	41,542.07	7.89522
196	36,925.23	7.29547	40,409.81	7.88349
197	35,937.06	7.28847	39,308.54	7.87182
198	34,975.41	7.28150	38,235.51	7.85983
199	34,039.54	7.27457	37,190.07	7.84753
200	33,128.74	7.26768	36,176.76	7.83606
201	32,242.31	7.26083	35,191.08	7.82465
202	31,379.59	7.25402	34,232.24	7.81330
203	30,539.91	7.24725	33,299.50	7.80202
204	29,722.65	7.24053	32,389.84	7.79026
205	28,927.18	7.23384	31,502.96	7.77806

206	28,152.90	7.22720	30,644.42	7.76699
207	27,399.23	7.22060	29,809.18	7.75599
208	26,665.61	7.21404	28,996.57	7.74505
209	25,951.48	7.20752	28,205.98	7.73418
210	25,256.31	7.20104	27,434.41	7.72271
211	24,579.58	7.19461	26,681.69	7.71070
212	23,920.80	7.18822	25,953.73	7.70005
213	23,279.46	7.18187	25,245.43	7.68946
214	22,655.09	7.17556	24,556.24	7.67894
215	22,047.23	7.16930	23,885.63	7.66849
216	21,455.44	7.16308	23,230.76	7.65734
217	20,879.27	7.15691	22,591.61	7.64560
218	20,318.29	7.15077	21,973.93	7.63537
219	19,772.11	7.14468	21,372.85	7.62521
220	19,240.32	7.13864	20,787.92	7.61512
221	18,722.52	7.13264	20,218.69	7.60510
222	18,218.34	7.12668	19,662.58	7.59431
223	17,727.42	7.12076	19,119.64	7.58289
224	17,249.39	7.11489	18,595.17	7.57310
225	16,783.91	7.10906	18,084.74	7.56337
226	16,330.64	7.10328	17,587.96	7.55372
227	15,889.26	7.09754	17,104.47	7.54413
228	15,459.43	7.09184	16,631.96	7.53373
229	15,040.87	7.08619	16,170.49	7.52265
230	14,633.25	7.08059	15,724.89	7.51329
231	14,236.30	7.07502	15,291.18	7.50401
232	13,849.72	7.06950	14,869.02	7.49479
233	13,473.23	7.06403	14,458.12	7.48564
234	13,106.58	7.05859	14,056.45	7.47565
235	12,749.50	7.05321	13,664.12	7.46497
236	12,401.73	7.04786	13,285.32	7.45606
237	12,063.03	7.04256	12,916.59	7.44721
238	11,733.15	7.03731	12,557.67	7.43843
239	11,411.86	7.03210	12,208.28	7.42972
240	11,098.94	7.02693	11,866.69	7.42017
241	10,794.16	7.02180	11,533.00	7.40990
242	10,500.15	7.01654	11,213.68	7.40112
243	10,213.78	7.01131	10,902.82	7.39241
244	9,934.83	7.00612	10,600.18	7.38376
245	9,663.12	7.00098	10,305.55	7.37519
246	9,398.44	6.99588	10,017.47	7.36576
247	9,140.63	6.99083	9,736.03	7.35564
248	8,889.50	6.98581	9,464.27	7.34729
249	8,644.86	6.98084	9,199.69	7.33900
250	8,406.56	6.97591	8,942.09	7.33078
251	8,174.43	6.97102	8,691.30	7.32263
252	7,948.30	6.96617	8,446.08	7.31364
253	7,728.01	6.96136	8,206.52	7.30397
254	7,513.43	6.95660	7,975.16	7.29603
255	7,304.39	6.95188	7,749.89	7.28816
256	7,100.75	6.94719	7,530.56	7.28036
257	6,902.38	6.94255	7,317.02	7.27262

258	6,709.13	6.93795	7,108.24	7.26407
259	6,520.87	6.93339	6,904.30	7.25486
260	6,337.47	6.92887	6,707.28	7.24733
261	6,158.82	6.92440	6,515.44	7.23987
262	5,984.77	6.91996	6,328.66	7.23248
263	5,815.22	6.91556	6,146.79	7.22514
264	5,650.05	6.91120	5,969.03	7.21703
265	5,489.15	6.90688	5,795.40	7.20829
266	5,332.40	6.90261	5,627.59	7.20117
267	5,179.70	6.89837	5,464.21	7.19411
268	5,030.95	6.89417	5,305.13	7.18711
269	4,886.04	6.89001	5,150.23	7.18017
270	4,744.87	6.88588	4,998.87	7.17249
271	4,607.35	6.88180	4,851.06	7.16422
272	4,473.39	6.87775	4,708.14	7.15749
273	4,342.89	6.87375	4,568.99	7.15081
274	4,215.77	6.86978	4,433.51	7.14420
275	4,091.93	6.86585	4,301.60	7.13764
276	3,971.30	6.86196	4,172.73	7.13039
277	3,853.79	6.85810	4,046.92	7.12259
278	3,739.33	6.85428	3,925.22	7.11623
279	3,627.83	6.85050	3,806.73	7.10993
280	3,519.22	6.84676	3,691.37	7.10369
281	3,413.43	6.84305	3,579.06	7.09750
282	3,310.39	6.83938	3,469.38	7.09067
283	3,210.02	6.83574	3,362.33	7.08334
284	3,112.25	6.83214	3,258.73	7.07734
285	3,017.03	6.82858	3,157.88	7.07140
286	2,924.29	6.82505	3,059.69	7.06552
287	2,833.96	6.82156	2,964.11	7.05969
288	2,745.98	6.81810	2,870.80	7.05328
289	2,660.30	6.81468	2,779.77	7.04639
290	2,576.85	6.81129	2,691.62	7.04075
291	2,495.58	6.80794	2,605.82	7.03515
292	2,416.44	6.80462	2,522.30	7.02961
293	2,339.36	6.80134	2,441.00	7.02413
294	2,264.31	6.79809	2,361.67	7.01811
295	2,191.22	6.79487	2,284.31	7.01168
296	2,120.05	6.79169	2,209.37	7.00636
297	2,050.75	6.78854	2,136.43	7.00110
298	1,983.27	6.78542	2,065.44	6.99589
299	1,917.56	6.78234	1,996.35	6.99074
300	1,853.59	6.77928	1,928.97	6.98510
301	1,791.31	6.77627	1,863.29	6.97910
302	1,730.77	6.77324	1,799.73	6.97406
303	1,671.84	6.77024	1,737.88	6.96906
304	1,614.46	6.76727	1,677.69	6.96411
305	1,558.61	6.76433	1,619.13	6.95920
306	1,504.24	6.76142	1,562.05	6.95389
307	1,451.31	6.75854	1,506.43	6.94824
308	1,399.80	6.75569	1,452.50	6.94349
309	1,349.66	6.75287	1,400.04	6.93878

310	1,300.87	6.75008	1,349.01	6.93413
311	1,253.38	6.74732	1,299.36	6.92951
312	1,207.16	6.74459	1,251.00	6.92454
313	1,162.19	6.74188	1,203.90	6.91929
314	1,118.43	6.73920	1,158.22	6.91482
315	1,075.85	6.73655	1,113.79	6.91040
316	1,034.43	6.73393	1,070.59	6.90601
317	994.12	6.73134	1,028.57	6.90167
318	954.91	6.72877	987.66	6.89703
319	916.77	6.72622	947.85	6.89214
320	879.67	6.72371	909.23	6.88794
321	843.58	6.72121	871.68	6.88377
322	808.48	6.71875	835.17	6.87964
323	774.35	6.71631	799.68	6.87555
324	741.15	6.71389	765.16	6.87121
325	708.88	6.71150	731.58	6.86669
326	677.49	6.70913	698.99	6.86272
327	646.98	6.70678	667.33	6.85879
328	617.32	6.70446	636.56	6.85489
329	588.49	6.70216	606.67	6.85103
330	560.46	6.69989	577.60	6.84698
331	533.23	6.69763	549.35	6.84278
332	506.76	6.69540	521.94	6.83903
333	481.03	6.69318	495.31	6.83530
334	456.04	6.69099	469.45	6.83161
335	431.76	6.68881	444.34	6.82795
336	408.17	6.68665	419.95	6.82414
337	385.26	6.68451	396.25	6.82022
338	363.01	6.68239	373.27	6.81664
339	341.40	6.68028	350.96	6.81309
340	320.42	6.67819	329.30	6.80956
341	300.05	6.67611	308.29	6.80604
342	280.27	6.67404	287.89	6.80241
343	261.08	6.67197	268.09	6.79870
344	242.44	6.66992	248.90	6.79522
345	224.37	6.66786	230.28	6.79174
346	206.82	6.66580	212.22	6.78825
347	189.81	6.66374	194.70	6.78475
348	173.30	6.66167	177.72	6.78115
349	157.29	6.65957	161.26	6.77744
350	141.77	6.65744	145.30	6.77381
351	126.72	6.65525	129.84	6.77008
352	112.13	6.65300	114.85	6.76622
353	97.99	6.65063	100.34	6.76217
354	84.28	6.64809	86.27	6.75778
355	71.01	6.64530	72.66	6.75292
356	58.15	6.64208	59.47	6.74734
357	45.69	6.63808	46.70	6.74041
358	33.63	6.63253	34.35	6.73072
359	21.96	6.62305	22.39	6.71409
360	10.66	6.59757	10.82	6.66916

ECR 2005-2 Group2

IO Breakout

PROGRAM	IO Term	Count	UPB	% UPB
2/28 LIB6M	24	239	83,020,304.50	88.15%
2/28 LIB6M	60	1	338,400.00	0.36%
3/27 LIB6M	36	14	5,226,785.00	5.55%
30Yr Fixed	60	14	5,593,901.00	5.94%
Grand Total		268	94,179,390.50	100.00%

ECR 2005-2 Aggregate

IO Breakout

PROGRAM	IO Term	Count	UPB	% UPB
2/28 LIB6M	24	515	144,799,646.50	86.93%
2/28 LIB6M	60	6	1,620,400.00	0.97%
3/27 LIB6M	36	40	10,831,515.00	6.50%
30Yr Fixed	60	30	9,320,901.00	5.60%
Grand Total		591	166,572,462.50	100.00%

Encore 2005-2

WACHOVIA SECURITIES

Assumed 12 month recovery lag, 45% Severity, 12 months lag, servicer advances, triggers fail, run to maturity
Prepayments are voluntary
Fixed-100% PPPC
Arm- 100% PPC

Class M-7 (Baa1/BBB+)

	Forward Libor	Forward Libor + 200 bps
WAL (principal)	12.51	12.54
Mod Durn	7.47	6.55
Break-Even CDR	**8.01**	**7.83**
Principal Writedown	2,312.25 (0.01%)	13,277.80 (0.07%)
Total Collat Loss (Collat Maturity)	132,532,012.65 (9.47%)	130,169,707.90 (9.30%)

Class M-8 (Baa2/BBB)

	Forward Libor	Forward Libor + 200 bps
WAL (principal)	13.18	13.24
Mod Durn	7.62	6.65
Break-Even CDR	**6.89**	**6.73**
Principal Writedown	1,459.72 (0.01%)	9,367.80 (0.06%)
Total Collat Loss (Collat Maturity)	116,641,196.01 (8.33%)	114,405,449.80 (8.17%)